6/12



03022970

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sultan Minerals Inc.

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 4741 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL* *(OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 6/2

82-4741

Sultan Minerals Inc.

2002 ANNUAL REPORT

ARIS
12-31-02



About the cover...A collage of photographs collected from Sultan's Kena Property:

Top to bottom

- *Scenic view from Kena Property*
- *Caterpillar tractor positioning a diamond drill*
- *Boxes of drill core*
- *Diamond drill operator*



About the inside cover...

Left to right

- *Diamond Drill set-up*
- *Bulldozer prepares a drill pad*
- *Mining analysts inspecting drill core*

Bottom

- *Free gold in quartz from the Athabasca Mine*

 

CORPORATE SUMMARY

Sultan Minerals Inc., a Canadian company based in Vancouver, British Columbia, is focused on the exploration and development of precious metals deposits in North America. Sultan's current focus is on the exploration of its Kena Gold Property located near Ymir, B.C.

In September 2002, Kinross Gold Corporation entered into an option agreement with Sultan whereby Kinross may earn a 60% interest in the Kena Property by spending 10 million dollars on exploration over a five year period, and making annual cash payments to Sultan of $250,000 for the next 4 years.

The 2002 exploration program resulted in an exciting new gold discovery on the Kena Property, which has sparked a mini gold rush into the area. Subsequent exploration has revealed three large gold rich zones as well as very high-grade targets. Bonanza grade drill hole assays have run as high as 7.0 ounces of gold to the ton.

During 2003 Sultan plans to conduct further exploration around the new discovery areas, as well as to determine if the deposits may be suitable for open-pit mining or hold the potential for underground mining.

CONTENTS

PRESIDENT'S REPORT	2
PROJECT REVIEW	4
MANAGEMENT DISCUSSION AND ANALYSIS	9
AUDITORS' REPORT	12
FINANCIAL STATEMENTS	13

PRESIDENT'S REPORT 2002

This has been an outstanding year for your Company! Throughout 2002, we continued to focus corporate efforts on gold exploration of our Kena Gold Property located near Ymir, British Columbia. Results have proven extremely encouraging. In September the Company finalized an option agreement with Kinross Gold Corporation, the world's 7th largest gold producer, whereby Kinross can earn a 60% interest in the Kena Property by investing $10 million in the project.



Arthur G. Troup, P.Eng., President

THE GOLD MARKET

Over the past year we have seen a striking improvement in the fundamental outlook for gold. North America appears to be in a period of deteriorating corporate earnings at a time when we have a major credit bubble in the United States. Because of this, the price of gold has increased by more than 20% over the past 2 years. We believe this is just the beginning. There is now a renewed, worldwide interest in gold that we expect will last for several years and lead to much higher prices for gold, for the shares of gold producing companies and gold exploration companies like Sultan Minerals Inc.

THE KENA GOLD PROPERTY, B.C.

In 2002 exploration of the Kena Property centered on the Gold Mountain Zone where porphyry related gold mineralization, with world-class potential, was identified by diamond drilling in 2001. Field programs involved testing the Gold Mountain Zone and surrounding areas of the property in search of high-quality and long-life ore bodies. The mineralized zones were traced out with geology, geophysics and geochemistry, and tested with 83 diamond drill holes.

The results of these exploration programs have been excellent. Geophysical and geological surveys show an 18 kilometre long, gold bearing, alteration corridor that trends northwest along the length of the property. Within this important alteration corridor, geochemistry shows several centres of strong gold soil anomalies enclosed by an extensive zone of gold enrichment that is more than 8 kilometres long and more than 1 kilometre wide. The Gold Mountain Zone is located over the northern end of this alteration corridor.

Diamond drilling on the Gold Mountain Zone successfully identified four important styles of mineralization which hold potential for both large open-pit gold deposits as well as very high-grade, underground mining targets. Of particular interest were high-grade assays obtained from three diamond drill holes that intersected the centre of the northwest trending geophysical and geochemical corridor located 350 metres west of the Gold Mountain Zone discovery area. With gold intersections ranging from 11.82 grams/tonne to 34.44 grams/tonne along a 2.0 kilometre long section of the structural corridor, these three holes suggest that a previously unrecognized high-grade feeder zone may be present.

As a result of the important geological knowledge gained from the 2002 work program, several additional contiguous prospective properties were acquired along the important structural corridor. With these acquisitions, Sultan's land holdings now total an impressive 80 square kilometres covering a strike length of almost 20 kilometres.

This year's success sparked great interest in the Kena project and the site was visited by a number of major mining companies and securities analysts. Financial support for the project was received from both Canaccord Capital Corporation and Octagon Capital Corporation. This interest culminated in September when Sultan entered into an option agreement with Kinross Gold Corporation. Under the terms of the agreement, Kinross can earn a 60% interest in the Kena Property by spending $10 million on exploration over five years and making annual cash payments to Sultan of $250,000 for the next 4 years.



OBJECTIVES FOR 2003

The 2003 exploration program will focus on the high-grade alteration corridor and on bonanza grade mineralization found within the Gold Mountain Zone. Trenching, stripping, geophysics and structural geology studies will be carried out to better define the zones in advance of a pattern drill program.

Emerald Tungsten Mine - British Columbia

Sultan's Emerald Tungsten Property, located near the community of Salmo in southeastern British Columbia, hosts the historic Emerald, Feeney and Dodger Tungsten Mines. This historic property was the largest tungsten producer in British Columbia and the second largest in Canada. The mine closed in 1973 due to low tungsten prices combined with new royalty laws that made the mine less profitable. A recent review of the property indicated potential for considerable additional reserves. In completing this review in 2002, Sultan entered more than 4,000 historic drill hole logs into a digital database. Regrettably, due to low tungsten prices, the Company has no immediate plans for this property.

Jersey Property - British Columbia

Sultan continues to hold its interest in the Jersey Property in southeastern British Columbia. This property hosts the former Jersey Mine, which produced 8,500,000 tons of lead-zinc-silver ore and was operated by Canadian Exploration Ltd. (now Placer Dome) until 1973.

Previous work by Sultan has identified a gold bearing horizon adjacent to the historic mine workings termed the Bismuth Gold Zone. Also, a large zinc soil anomaly, situated 3.0 kilometres south of the former mine, has been identified and exhibits many characteristics of a classic Sedex style target. This property is presently on hold due to historic low lead and zinc prices.

Manitoba Nickel Property - Manitoba

In its persistent search for new and significant opportunities, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba in February 2003. The property is covered entirely by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments. Beneath the surficial cover, the geology is believed to consist of rocks belonging to the extension of the prolific Thompson Nickel Belt and the Raglan Nickel Belt. The property lies along strike from a large, nearby nickel prospect currently being explored by Falconbridge Ltd. in a joint venture with Donner Minerals Ltd. The Falconbridge-Donner partnership has announced a planned $1,000,000 exploration program for their nearby property.

Sultan is currently seeking a joint venture partner to assist in flying an airborne geophysical survey that would define targets for eventual diamond drill testing.

ACKNOWLEDGMENTS

I would like to thank you, our long-term investors, for your continued support and confidence in Sultan's vision and to welcome our many new shareholders who have joined us over the past year. I would also like to thank our directors, employees and consultants for their commitment, dedication and hard work, which has contributed greatly to Sultan's success over the past year.

Sultan's management team is committed to your Company's objective of finding a high quality, long-life mine that will insure a sustainable and rewarding future for Sultan Minerals Inc. and its shareholders.

On behalf of the Board of Directors

A. Troup

Arthur G. Troup, P.Eng., President

PROJECT REVIEW

KENA PROPERTY, BRITISH COLUMBIA

During 2002, Sultan Minerals Inc. ("Sultan") continued exploration of the recently discovered Gold Mountain Zone on its Kena Gold Property, located near the town of Ymir in southeastern British Columbia. The Kena Property covers approximately 8,000 hectares of land situated 45 kilometres north of the TeckCominco Limited smelter at Trail, British Columbia. Infrastructure in the area is excellent, with a power line, rail bed and major highway passing through the centre of the property.


Pacific Ocean
C A N A D A
Location of Sultan's Kena Property, Ymir, British Columbia

The Kena Property comprises several claims worked intermittently by a number of exploration companies from 1974 to 1991. Sultan optioned the initial claims in 1999, and has since added several new claims to the property through option agreements and by staking.


Silverton
Kalso
Slocan
B R I T I S H C O L U M B I A
Nelson
SULTAN'S KENA PROPERTY
Ymir
Salmo
Trail
Creston

In September 2002, Sultan entered into an option agreement with Kinross Gold Corporation ("Kinross") where Kinross can acquire a 60% interest in the Kena Property by spending $10 million on exploration over five years and making annual cash payments to Sultan of $250,000 for the next 4 years. This option agreement with Kinross gives Sultan a competitive advantage over other junior companies by providing access to Kinross' technical expertise and will allow Sultan to pursue its goal of bringing the Kena project to possible production.

GEOLOGY AND GEOPHYSICS

The Kena Property is underlain by mafic volcanic rocks of the Rossland Group, which are intruded by the slightly younger Silver King Porphyry stock. The large numbers of mineral occurrences on the Kena Property are spatially related to this volcanic-intrusive contact. Exploration and data compilation by Sultan have identified numerous gold-bearing zones on the large Kena Property. These include the Gold Mountain, Kena Gold, Shaft, Cat, South Gold, Three Friends, Euphrates, Gold Cup, Great Western, Starlight, Athabasca, Tough Nut and Cariboo Zones.

Late in 2002, a Fugro airborne magnetics and radiometric survey was flown over the north end of the Kena Property. The airborne magnetic survey results have proven to be extremely valuable in interpreting the controls for the gold mineralization on the property. A strong magnetic low structure trends through the Gold Mountain, Kena Gold and South Gold Zones, and hosts many of the better gold intersections in these zones.



This magnetic low structure is believed to represent a mineralized shear zone where magnetic minerals have been destroyed by the passage of gold bearing fluids. The Great Western and Starlight Zones are also associated with magnetic low features.

The Great Western Zone overlies a broad magnetic low feature, while the Starlight Trend follows a weaker 3 kilometre long magnetic low structure, interpreted to be a shear zone. This trend is sub-parallel to the structure hosting the Gold Mountain Zone mineralization.



477500E
480000E
482500E
GREAT WESTERN ZONE
GOLD MOUNTAIN ZONE
HIGH GRADE CORRIDOR
Starlight Trend
7 kilometres
KENA GOLD ZONE
SOUTH GOLD ZONE
Jsk
5475000N
5472500N
0
1500
metres

The High Grade Corridor and Starlight Trend are readily apparent on this airborne magnetic map of the north end of the Kena Property.

GOLD MOUNTAIN ZONE

The Gold Mountain Zone is located near the north end of the Kena Property. This zone was first identified in 2000 as a porphyry style gold target. Recent geochemical and geophysical surveys have traced the anomalous target area over the Gold Mountain Zone to current maximum dimensions of 3,300 by 1,400 metres. The zone is comprised of a low-grade, bulk tonnage gold target that contains narrower bands of high-grade gold mineralization.

The mineralization is hosted within a 12 kilometre long, Jurassic age, intrusive body referred to as the Silver King intrusive and the adjacent mafic volcanic rocks, also of Jurassic age. Alteration mapping and structural geological studies show that elevated gold values in the intrusive are related to areas of strong potassic alteration, increased pyrite content and high fracture densities. Gold occurs as tiny grains of free gold located within quartz veins, adjacent to pyrite patches and finely disseminated in the intrusive or volcanic matrix.

Diamond drilling completed to date has found four different styles of gold mineralization over this large mineralized area. All four styles of mineralization have potential to host economically significant gold deposits. The four styles are referred to as: 1) the high-grade corridor; 2) the intrusive-volcanic contact; 3) the bulk tonnage zone; and 4) the bonanza shoots.

1) The High-Grade Corridor - occurs immediately to grid west of the Gold Mountain Zone discovery area, where the majority of drilling to date has been conducted. This corridor shows up very prominently on the airborne magnetic survey map and has been intersected by only three diamond drill holes. These holes were collared at 2+00N, 9+00N and 21+00N (over a strike length of 1.9 kilometres) and each of the holes had intercepts of high-grade gold mineralization (see Table I).

PROJECT REVIEW (continued)

KENA PROPERTY, BRITISH COLUMBIA (continued)

2) ***The Intrusive-Volcanic Contact*** - has been crossed by numerous drill holes. In many of these drill holes the contact has assayed better than 5 g/t gold across widths of 4 to 10 metres or more. Elevated gold along the contact has been found over a distance of 550 metres. The most consistent gold values along the contact are found in the discovery area where the gold mineralization remains open to depth.

3) ***The Bulk Tonnage Zone*** - referred to as the Gold Mountain Zone - was discovered in 2000 and has been tested with 62 diamond drill holes. The holes tested an area measuring 1.9 by 0.5 kilometres and many of these holes have broad zones of >1 g/t gold values. Forty-three of the holes averaged >0.3 g/t gold over their entire length, indicating that the low-grade gold zone remains open. With the recent increase in gold price, the excellent infrastructure in this region and metallurgical studies pointing to easy gold recovery, a low cut off grade can be assumed for a large bulk tonnage deposit.

4) ***The Bonanza Shoots*** - of very high-grade gold mineralization have been found in the Gold Mountain Zone discovery area. In hole 01GM-03, a 1.23 metre interval assayed 240.07 g/t gold and in hole 01GM-08, a 2 metre interval assayed 172.10 g/t gold. Structural geology studies suggest that these high-grade shoots trend parallel to the drill direction and therefore have not been fully tested to date.

Table I gives the high-grade gold intersections from diamond drill holes in the Gold Mountain Zone. Hole 01GM-20 from 2001 was the first hole to intersect the recently identified magnetic corridor. This hole intersected 2 metres grading 15.56 g/t gold. In 2002, hole 02GM-62 drilled 1.2 kilometres north of hole 20 intersected 2.03 metres of 34.44 g/t gold, and hole 02GM-53 drilled 700 metres south of hole 20 intersected 2.00 metres of 11.82 g/t gold. These wide spaced drill holes cover a distance along the shear structure of 1.9 kilometres.

During the 2002 exploration program three additional targets, the South Gold, Great Western and Starlight Zones, were drill tested. Table II (next page) shows some of the more significant drill results obtained from preliminary diamond drill programs carried out on these three targets.

TABLE I - HIGH GRADE GOLD INTERSECTIONS

HOLE #	FROM / TO (metres)	WIDTH (metres)	GOLD (g/t)
01GM-02	54.00 - 56.00	2.00	12.92
01GM-03	48.77 - 50.00	1.23	240.07
	74.00 - 76.00	2.00	29.84
01GM-04	84.00 - 86.00	2.00	16.34
01GM-05	136.00 - 138.00	2.00	12.07
01GM-06	130.00 - 132.00	2.00	18.86
01GM-08	50.00 - 52.00	2.00	13.82
	204.00 - 206.00	2.00	172.10
01GM-09	242.00 - 244.00	2.00	10.74
02GM-10 ext	256.00 - 258.00	2.00	17.66
	306.80 - 307.80	1.00	10.65
01GM-11	171.51 - 172.15	0.64	10.92
01GM-20 *	64.00 - 66.00	2.00	15.56
02GM-28	48.00 - 51.35	3.35	16.35
02GM-33	9.00 - 13.00	4.00	19.66
	62.00 - 64.00	2.00	10.28
02GM-35	117.00 - 119.00	2.00	15.03
02GM-39	30.00 - 32.00	2.00	16.69
02GM-42	83.00 - 85.00	2.00	18.21
	121.00 - 123.03	2.03	11.74
	205.00 - 207.00	2.00	11.25
02GM-53 *	122.00 - 124.00	2.00	11.82
02GM-62 *	80.97 - 83.00	2.03	34.44

*** magnetic corridor**



TABLE II - GOLD ASSAY RESULTS
GREAT WESTERN ZONE, SOUTH GOLD ZONE AND STARLIGHT TREND

HOLE #	FROM / TO (metres)	WIDTH (metres)	GOLD (g/t)
GREAT WESTERN ZONE			
02GW-01	32.00 - 34.00	2.00	1.23
	52.00 - 54.00	2.00	1.10
	80.00 - 82.00	2.00	2.32
02GW-02	61.48 - 62.48	1.00	0.99
	111.00 - 112.00	1.00	4.22
	123.00 - 124.00	1.00	2.16
02GW-03	108.00 - 109.00	1.00	1.74
	110.00 - 111.00	1.00	1.36
	126.00 - 127.00	1.00	1.85
	127.00 - 128.00	1.00	1.20
	128.00 - 130.00	2.00	1.34
	134.00 - 135.00	1.00	1.19
02GW-04	43.00 - 43.50	0.50	12.69
	44.00 - 45.00	1.00	0.98
	48.00 - 50.00	2.00	1.35
	60.00 - 61.05	1.05	2.57
	78.00 - 79.00	1.00	2.86
	79.00 - 80.00	1.00	1.21
02GW-05	67.00 - 69.00	2.00	1.25
02GW-06	122.70 - 124.00	1.30	2.14
SOUTH GOLD ZONE			
02SG-01	254.00 - 255.00	1.00	5.13
02SG-03	44.00 - 46.00	2.00	1.19
	194.26 - 196.10	1.84	1.17
02SG-04	7.79 - 90.00	82.21	0.87
Including	53.00 - 54.00	1.00	3.40
	54.00 - 56.00	2.00	12.63
	56.00 - 58.00	2.00	5.93
STARLIGHT TREND			
02SL-01	14.81 - 15.09	0.28	30.37
	17.00 - 17.48	0.48	4.80
02SL-02	81.00 - 97.00	16.00	0.82
Including	89.00 - 91.00	2.00	3.00
	95.00 - 97.00	2.00	1.22
02SL-03	78.00 - 96.00	18.00	1.39
Including	94.00 - 96.00	2.00	10.96
02SL-04	33.00 - 37.00	4.00	2.71
Including	33.00 - 35.00	2.00	4.05
02SL-06	39.00 - 40.00	1.00	2.57

SOUTH GOLD ZONE

The South Gold Zone is identified by a 1.0 kilometre long gold soil anomaly located 5.0 kilometres south of the Gold Mountain Zone. The prominent magnetic feature seen in the Gold Mountain Zone trends south through the Kena Gold Zone to the South Gold Zone and thus may be an important regional control to gold mineralization.

In the fall of 2002, four diamond drill holes were drilled at 100 metre spacings across the central portion of the South Gold Zone. The results show that gold grades increase to the south, where hole O2SG-04 intersected a 5.0 metre interval that assayed 8.10 g/t gold within an 82.2 metre interval that carried 0.87 g/t gold.

GREAT WESTERN ZONE

The Great Western Zone is a strong gold geochemical anomaly centred 1.2 kilometres west of the Gold Mountain Zone discovery area. In 2002, six drill holes were drilled over this zone. The holes intersected a number of gold bearing quartz-sulphide veins located adjacent to magnetic dykes. The best intersections were 4.22 g/t gold over 1.0 metre in hole 02GW-02 and 12.69 g/t gold over 0.50 metre in hole 02GW-04. Narrow quartz-sulphide veinlets observed in these holes are believed to be responsible for elevated gold values across wider intervals of 10 to 40 metres that averaged 0.4 to 0.8 g/t gold.

STARLIGHT TREND

The Starlight Trend is marked by a string of historic high-grade gold workings located 2 kilometres west of the Gold Mountain Zone discovery area. The gold mineralization within this structure consists of both high-grade quartz veins and broad lower grade stockwork zones, traceable by geophysics and by numerous historic workings for over 3 kilometres. Preliminary drilling in 2002 suggests that the gold mineralization is confined to a 50 metre wide interval marked by a series of mafic dykes.



PROJECT REVIEW (continued)

KENA PROPERTY 2003 EXPLORATION PROGRAM

A two-phase exploration program is recommended for the Kena Property in 2003. Phase I will include detailed geological mapping and ground magnetometer surveying, followed by trenching in the South Gold and Starlight Zones and diamond drilling in the Gold Mountain, South Gold and Great Western Zones. Preliminary work has also been recommended for three additional gold targets, the Tough Nut, Euphrates and Athabasca Zones. This initial exploration program is budgeted at $1.12 million. Phase II will consist of a large program of definition and pattern drilling, and is contingent upon the results of Phase I.



Setting up Global Positioning System (GPS) base station.


480000E
490000E
5480000N
5470000N
magnetic low
ATHABASCA
GREAT WESTERN ZONE
CALIFORNIA
STAR OF THE WEST
MAGNETIC LOW
IRENE
GOLD MOUNTAIN ZONE
NORTH STAR
STARLIGHT
SHAFT
VICTORIA-JESSIE
GREAT EASTERN
KENA GOLD ZONE
DAYLIGHT-BERLIN
SILVER KING
10 kilometres
SOUTH GOLD ZONE
GOLDEN AGE
EUPHRATES
0
5000
metres

This regional aeromagnetic map shows the magnetic low structure that controls gold mineralization on the Kena Property.



MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until a decision is made, either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Operating Results

For the year ended December 31, 2002 ("fiscal 2002"), Sultan incurred a loss of $287,588 ($0.01 per common share), compared to $215,651 ($0.01 per common share) in the year ended December 31, 2001 ("fiscal 2001"). Sultan has working capital of $371,976 as at December 31, 2002.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

General and administrative expenses totalled $377,516 in fiscal 2002 as compared to $223,552 in fiscal 2001. Management fees of $15,000 were paid to Lang Mining Corporation ("Lang Mining") for the first six months of fiscal 2001, with no comparable expense in fiscal 2002. Sultan paid Lang Mining $2,500 per month in management fees and a 15% administrative charge on all costs paid by Lang Mining, which is included in office and administration costs in fiscal 2001. Commencing August 1, 2001, management, office and administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by Sultan and other public companies, to provide services at cost to the various public entities currently sharing office space with Sultan.

Legal, accounting and audit expenses increased from $24,774 in fiscal 2001 to $45,269 in fiscal 2002. Office and administration costs have decreased from $27,485 in fiscal 2001 to $16,265 in fiscal 2002. Salaries and benefits have increased from $64,202 in fiscal 2001 to $135,434 in fiscal 2002 due to the increased activity during the period by Sultan as compared to fiscal 2001. Shareholder communications costs have increased from $87,939 in fiscal 2001 to $124,179 in fiscal 2002. Sultan has hired a media relations consultant to assist with the increased media attention related to the exploration on the Kena Property located near Ymir, British Columbia. The media relations costs total $30,597 and are included in shareholder communications. Transfer agent and filing fees of $19,838 are included in shareholder communications costs, compared with $24,003 in fiscal 2001. The Company expects expenses for fiscal 2003 to remain at the same level as fiscal 2002, unless overall exploration activity carried out by the Company in fiscal 2003 changes significantly from fiscal 2002.

Taxes paid of $8,880 relate to the flow through expenditures renounced in fiscal 2001, but not expended until fiscal 2002.

Financing Activities and Capital Expenditures

In September 2002 Sultan entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund no less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These are the first-stage expenditures under the Agreement, whereby Kinross may earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, would give Kinross a 60% interest in the property. Expenditures must total $4 million by September 4, 2005, with an additional $6 million thereafter.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Sultan will act as project operator and manager and will receive a fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to Sultan in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

After Kinross has earned its 60% interest in the Property, Sultan may elect to either:

(a) participate as to 40% in a joint venture with Kinross; or
(b) retain a 30% net carried interest in the Kena Property, which would entitle Sultan to receive 30% of net profits from the Kena Property, after all development costs have first been recouped.

During the year ended December 31, 2002, Kinross expended $831,240 in exploration costs and Sultan received $83,124 for project operator overhead recovery. The exploration expenditures are not included in Sultan's expenditures on the Kena Property, which totalled $112,083 in acquisition costs and $834,887 in exploration costs in the year ended December 31, 2002.

Property payments and share issuances on the properties that form the Kena Property remain the responsibility of Sultan and are not included in the expenditures paid by Kinross. During the year ended December 31, 2002, Sultan incurred $30,029 in exploration costs and $826 in acquisition costs on the Jersey Emerald Property in addition to the expenditures on the Kena Property for a total cash expenditure of $854,249 on exploration costs. Commencing in early September 2002, Kinross is funding the exploration programs on the Kena Property.

During the year ended December 31, 2002, a private placement for 1,000,000 units was completed at a price of $0.28 per unit, for net proceeds after commissions of $252,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Sultan at a price of $0.32 for one year expiring January 18, 2003. An agent's warrant was paid in consideration, exercisable to purchase up to 150,000 common shares until January 18, 2003, at a price of $0.28 per share. Also during the period ended December 31, 2002, 1,110,000 warrants were exercised at $0.15, 392,000 agent's warrants were exercised at $0.17, 353,238 agent's warrants at $0.28, and 95,000 stock options were exercised at prices ranging from $0.15 to $0.21. As a result of the exercise of options and warrants $347,797 was contributed to the treasury.

Subsequent to December 31, 2002, Sultan completed a brokered private placement of 2,500,000 units at a price of $0.20 per unit, for net proceeds of $449,150. Each unit is comprised of one common share and a one-half of a non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company until September 30, 2004, at an exercise price of $0.25. In consideration for arranging the private placement, the agent received a $45,000 commission, a $5,000 administration fee and a corporate finance fee of 50,000 common shares. The agent also received non-transferable Agent's Warrants exercisable to purchase up to 375,000 common shares at an exercise price of $0.25 until September 30, 2004.

During the year ended December 31, 2002, Sultan entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims. The terms of the option were that Sultan must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) over a three-year period. The property was returned to the optionor subsequent to the end of fiscal 2002. As a result, $18,324 in acquisition costs was written off in fiscal 2002. No exploration costs were written off as the property formed part of the Kena Property, and exploration costs are not segregated when the claims are contiguous.

Sultan also entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with Sultan's Kena Property, north of the community of Ymir in southeastern British Columbia.



Pursuant to the terms of the agreement, Sultan must make total cash payments of $15,000 ($5,000 paid) and issue 60,000 common shares (20,000 issued) over a two-year period from the date of regulatory approval of the agreement. In exchange for the cash and share payments, and at the end of the two year payment period, Sultan will have the exclusive right and option to earn 100% interest in the properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. Sultan will have the right to purchase the NSR for $1,000,000 upon commencement of commercial production.

During the year, Sultan entered into an option agreement with various optionors to acquire 100% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms of the agreement are such that Sultan must make total cash payments of $52,500 ($4,375 paid) and issue 175,000 common shares (43,750 issued) over a three year period from the date of regulatory approval and the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. Sultan will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

In February 2003, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba. In March 2003, Sultan also entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia. The agreement allows Sultan to obtain a 100% interest in the property by making payments of $50,000 and issuing 200,000 common shares (50,000 issued) to the Optionor over a three-year period. Upon completion of the obligations, Sultan will hold a 100% interest in and to the property subject only to a 3.0% NSR royalty from the production of gold and silver and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production.

The Company must make share payments of 313,750 common shares and cash payments totalling $98,750 in fiscal 2003 to maintain its interests in the above noted mineral property interests. Subsequent to December 31, 2002, 100,000 common shares have been issued and $5,000 paid.

Risks and Uncertainties

All of Sultan's current exploration projects are located in British Columbia, Canada where the currency is relatively stable. None of Sultan's exploration projects have any identifiable ore reserves and all are currently in the early exploration stage.

Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of Sultan's exploration properties within that time frame.

All of Sultan's short to medium-term operating and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For the remainder of fiscal 2003, Sultan will continue to focus its exploration activity on the Kena Property near Ymir, British Columbia and will also review the status of its Jersey and Emerald properties.

MANAGEMENT'S REPORT

The management of Sultan Minerals Inc. is responsible for the preparation as well as the integrity of the accompanying financial statements and all related financial data contained in this annual report. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and necessarily include amounts, which represent the best estimates and judgements of management. The Company has developed and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorizations.

The Company's auditors, Morgan & Company, have examined the financial statements and they have issued their report thereon.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercised its responsibilities through the Audit Committee comprised of three Directors, one Committee member is an officer of the Company. The Committee meets from time to time with management and annually with the Company's auditors to review the financial statements and matters relating to the audit. The Company's auditors have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

Shannon Ross

Shannon M. Ross, CA

Chief Financial Officer & Corporate Secretary

Vancouver, British Columbia

April 30, 2003

AUDITORS' REPORT

To the Shareholders of Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 2002 and 2001, and the statements of operations and deficit and cash flows for each of the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Morgan & Company

Chartered Accountants

Vancouver, Canada

April 30, 2003



BALANCE SHEETS

	December 31 2002	December 31 2001
Assets		
Current Assets		
Cash and cash equivalents	$ 492,642	$ 594,723
Restricted cash	-	674,726
Accounts receivable	33,858	50,027
Due from related parties (note 7)	71,321	32,377
Prepaid expenses	20,689	-
	618,510	1,351,853
Mineral property interests (see schedule) (note 3)	4,181,978	3,172,440
Investments (note 4)	3,913	3,913
Equipment (note 5)	2,855	-
Reclamation bonds	26,500	14,000
	$ 4,833,756	$ 4,542,206
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 240,908	$ 52,747
Due to related parties (note 7)	5,626	50,035
	246,534	102,782
Future income taxes (note 8)	-	628,665
	246,534	731,447
Shareholders' Equity		
Share capital (note 6)	12,117,977	10,821,678
Share subscriptions (note 6)	-	252,000
Contributed surplus	19,752	-
Deficit	(7,550,507)	(7,262,919)
	4,587,222	3,810,759
	$ 4,833,756	$ 4,542,206

Subsequent events (notes 3, 6 and 9)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

STATEMENTS OF OPERATIONS AND DEFICIT

	Years ended December 31	
	2002	2001
Expenses		
Legal, accounting and audit	$ 45,269	$ 24,774
Office and administration	16,265	27,485
Salaries and benefits	135,434	64,202
Shareholder communications	124,179	87,939
Management fees	-	15,000
Property investigations	15,188	1,533
Travel	13,977	2,619
Taxes	8,880	-
Write-down of mineral property interest	18,324	-
Project operator overhead recovery	(83,124)	-
Interest and other income	(6,804)	(7,901)
	287,588	215,651
Loss for the year	(287,588)	(215,651)
Deficit, beginning of year	(7,262,919)	(7,047,268)
Deficit, end of year	$ (7,550,507)	$ (7,262,919)
Loss per share, basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	33,684,943	20,792,476

See accompanying notes to financial statements.



STATEMENTS OF CASH FLOWS

	Years ended December 31	
	2002	**2001**
Cash provided by (used for)		
Operations		
Loss for the year	$ (287,588)	$ (215,651)
Items not involving cash		
Stock option compensation	9,737	-
Write-down of mineral property interest	18,324	-
	(259,527)	(215,651)
Changes in non-cash operating working capital		
Accounts receivable	16,169	(40,495)
Due from related parties	(38,944)	(30,448)
Prepaid expenses	(20,689)	-
Accounts payable and accrued liabilities	188,161	90,287
Due to related parties	(44,409)	13,084
	(159,239)	(183,223)
Investing		
Mineral property interests		
Acquisition costs	(94,585)	(57,194)
Exploration and development costs	(854,249)	(865,060)
Reclamation deposits	(12,500)	-
Equipment	(4,030)	-
	(965,364)	(922,254)
Financing		
Share subscriptions	-	252,000
Common shares issued for cash, net of share issue costs	347,796	2,087,029
	347,796	2,339,029
Cash and cash equivalents		
Increase (decrease) during the year	(776,807)	1,233,552
Balance, beginning of year	1,269,449	35,897
Balance, end of year	$ 492,642	$ 1,269,449
Supplemental information		
Shares issued for mineral property interests	$ 67,838	$ 57,750
Shares issued for settlement of debt	-	88,553
Future income taxes	628,665	(628,665)
Share capital	696,533	482,362
Amortization included in mineral property interests	1,175	-

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties in Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant accounting policies

(a) Basis of presentation

These financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets, such as the recoverable value of mineral property interests, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and reclamation obligations. In assessing the underlying values of mineral property interests, management considers the exploration and development plans and any future operation of the mineral property interests. These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. As a result, actual results could differ from current estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

(d) Fair value of financial instruments

The carrying amounts of cash and equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

(e) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless a permanent decline in value has been determined, at which time they are written down to market value.



2. Significant accounting policies (continued)

(f) Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

(g) Equipment

Equipment is recorded at cost. Depreciation is calculated on a straight-line basis over two years.

(h) Flow through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability is increased by the estimated tax benefits transferred to shareholders.

(i) Loss per common share

Basic loss per common share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period.

(j) Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Draw-down of future income tax liability arising from flow-through share arrangements is credited to share capital.

(k) Stock options

The Company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the Company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted to employees and directors pursuant to the plan.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001 (continued)

2. Significant accounting policies (continued)

(k) Stock options (continued)

In accordance with the standard the fair value of any options granted after January 1, 2002 are disclosed within the notes to the accounts. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

3. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Company holds an option agreement to acquire a 100% interest in the Kena Property located near the community of Ymir in southeastern British Columbia. The Company may earn a 100% interest in the property by making payments totalling $110,000, of which $70,000 has been paid, issuing 200,000 common shares, of which 150,000 common shares have been issued, and completing a work program totalling $600,000 by November 1, 2003, which has been completed. The property is subject to a 3% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50% of the royalty for the greater of 7,000 ounces of gold or $2,000,000 and must make an additional payment of 100,000 shares on commencement of commercial production.

In fiscal 2001 the Company entered into an option agreement to acquire 100% of the Great Western claim group, consisting of 3 claim units contiguous to the Kena property. The terms of the option are that the Company must make total cash payments of $45,000 ($10,000 paid) and issue 200,000 common shares (100,000 issued) over a three-year period. The property is subject to a 3% NSR from production of gold and silver, 1.5% from production of other metals and a further 200,000 common shares on receipt of a positive feasibility study. The Company has the right to purchase the NSR for $1,000,000 upon commencement of commercial production.

In 2001 the Company entered into an option agreement to acquire 100% of the Tough Nut claim group, consisting of 32 two-post and fractional claim units, one two-unit metric mineral claim, one six-unit metric mineral claim and one crown grant, subject to an underlying NSR of 1% on certain claims. The terms of the option are that the Company must make cash payments of $120,000 ($20,000 paid) and issue 200,000 common shares (100,000 issued) over a four-year period. Certain claims are subject to a 3% NSR from production of gold and silver and 1.5% from production of other metals. Two-thirds of the NSR may be purchased from the optionors for $2,000,000 at any time prior to commencement of commercial production. Certain claims are subject to a 2% NSR from production of gold and silver and 0.5% from the production of other metals until a $1,000,000 cap has been paid on the underlying royalty. If the option buyout is exercised, no further royalty payments will be made to the optionors on the claims with the underlying royalty until the cap has been paid.

The Company holds an option agreement to earn 100% in five claim units, the Cariboo properties, located north of Ymir in south-eastern British Columbia and contiguous to the Kena Property. To earn its interest, the Company must make cash payments totalling $52,500 ($7,500 paid) and issue 200,000 common shares (50,000 issued) over four years. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. An NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. Two-thirds of the NSR may be purchased from the optionor upon commencement of commercial production.

The Company holds an option agreement to earn 100% interest in 24 crown grants and two claims held by record, known as the Silver King Claim Group of properties located contiguous to its Kena Property, in the Kootenay district of British Columbia. The terms of the option are that the Company must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) over a three-year period. Subsequent to December 31, 2002,



3. Mineral property interests (continued)

(a) Kena Property, Ymir, British Columbia, Canada (continued)

the Silver King claim Group was returned to the property vendors, and as a result, acquisition costs of $18, 324 were written off in the year ended December 31, 2002.

The Company entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with the Kena Property, north of the community of Ymir in southeastern British Columbia. Pursuant to the terms of the agreement, the Company must make total cash payments of $15,000 ($5,000 paid) and issue 60,000 common shares (20,000 issued) over a two-year period from the date of regulatory approval of the agreement. In exchange for the cash and share payments, and at the end of the two year payment period, the Company will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. The Company will have the right to purchase the NSR for $1,000,000 upon commencement of commercial production.

The Company entered into an option agreement with various optionors to acquire 87.5% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms of the agreement are such that the Company must make total cash payments of $52,500 ($4,375 paid) and issue 175,000 common shares (43,750 issued) over a three-year period from the date of regulatory approval. The properties are subject to royalties payable to the optionors of 3.0% net smelter returns ("NSR") from production of gold and silver and 1.5% NSR from the production of other metals and the issuance of an additional 175,000 common shares to the Optionors upon completion of a positive feasibility study recommending commercial production on the property. The Company will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

The Company must make share payments of 313,750 common shares and cash payments totalling $98,750 in fiscal 2003 to maintain its interests in the above noted mineral property interests. Subsequent to December 31, 2002, 50,000 common shares have been issued.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001 (continued)

3. Mineral property interests (continued)

Kinross Agreement

In September 2002, the Company entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures are the first stage in an option agreement whereby Kinross may earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, would give Kinross a 60% interest in the property. Expenditures of $3 million must be incurred by September 4, 2005.

The Company will act as project operator and manager and will receive a management fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to the Company in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

If Kinross should earn its 60% interest in the Property, the Company may elect either:

(i) to participate as to 40% in a joint venture with Kinross; or

(ii) to retain a 30% net carried interest in the Property, which would entitle the Company to receive 30% of net profits from the Property, after all development costs have first been recouped.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3% NSR that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. In October 2000 an amendment to the agreement extended the start of royalty payments to 2004. In consideration, 200,000 common shares were issued to the royalty holders.

The Tungsten King Prospect comprises 17 crown-granted mineral claims. The Company acquired a 100% interest in the property by issuing 100,000 shares of the Company.

The Company holds a 100% interest in the Truman Hill and Leroy North properties. The property is subject to a NSR of 1.5% of which 50% can be purchased by issuing 25,000 shares of the Company.

The Company holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2% NSR, which the Company has the right to purchase for $500,000.

The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.



4. Investments

Name of Public Company	Number of Shares	Book Value 2002	Book Value 2001
Emgold Mining Corporation	6,020	$3,913	$3,913

The quoted market value of the above securities as at December 31, 2002, was $2,408 (2001: $482).

5. Equipment

	Cost	Accumulated Depreciation	Net Book Value 2002	Net Book Value 2001
Equipment	$4,030	$1,175	$2,855	$ -

6. *Share capital*

The authorized share capital of the Company consists of 500,000,000 (2001 - 50,000,000) common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 2000	16,597,502	$ 9,217,011
Issued for cash		
Private placement at $0.10	2,000,000	194,710
Warrants exercised at $0.15	1,470,250	220,538
Warrants exercised at $0.25	40,000	10,000
Private placement at $0.15	4,000,000	505,765
Private placement at $0.17	4,115,000	619,648
Stock options at $0.21	25,000	5,250
Short form offering at $0.28, net of issue costs	2,354,923	531,118
Future income tax effect of flow through shares issued	-	(628,665)
Debt settlement at $0.10	885,531	88,553
Issued for mineral property interests		
Kena property payment at $0.12	50,000	6,000
Great Western property payment at $0.46	50,000	23,000
Tough Nut property payment at $0.46	50,000	23,000
Cariboo property payment at $0.23	25,000	5,750
Balance, December 31, 2001, carried forward	31,663,206	$ 10,821,678

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001 (Continued)

6. Share capital (continued)

	Number of Shares		Amount
Balance, December 31, 2001, carried forward	31,663,206	$	10,821,678
Issued for cash			
Private placement at $0.28, less issue costs	1,000,000		252,000
Warrants exercised at $0.15	1,110,000		166,500
Warrants exercised at $0.17	392,000		66,640
Stock options exercised at $0.15	70,000		10,500
Stock options exercised at $0.21	25,000		5,250
Warrants exercised at $0.28	353,238		98,907
Issued for mineral property interests			
Silver King property payment at $0.23	50,000		11,500
Kena property payment at $0.26	50,000		13,000
Starlight property payment at $0.37	20,000		7,400
Great Western property payment at $0.21	50,000		10,500
Tough Nut property payment at $0.21	50,000		10,500
Daylight property payment at $0.21	43,750		9,187
Cariboo, Princess and Cleopatra property payment at $0.23	25,000		5,750
Flow through shares income tax effect reversed	-		628,665
Balance, December 31, 2002	34,902,194	$	12,117,977

During the year ended December 31, 2001, the Company issued 7,389,923 flow-through common shares at various prices ranging from $0.10 to $0.28. There were no flow-through warrants associated with these shares.

On January 31, 2001, a private placement for 1,000,000 units was completed at a price of $0.28 per unit. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.32 for one year expiring January 18, 2003. An agent's warrant was paid in consideration, exercisable to purchase up to 150,000 common shares of the Company until January 18, 2003, at a price of $0.28 per share.

In connection with the issuance of flow-through shares, the Company agreed to incur Canadian Exploration Expenditures ("CEE") and renounce to the shareholders the tax benefits associated with CEE incurred. The CEE renounced to the flow-through shareholders is not deductible for income tax purposes by the Company.

(a) Stock options

The Company does not have a stock option plan for its directors and employees to acquire common shares of the Company but the TSX Venture Exchange allows for the issue of stock options up to 10% of the outstanding common shares.



6. Share capital (continued)

The following table summarizes information about the stock options outstanding at December 31, 2002:

Options Outstanding and Exercisable			
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.15	690,000	2.3 years	$0.150
$0.21	690,000	3.5 years	$0.210
$0.40	751,000	3.8 years	$0.400
$0.32	775,000	4.4 years	$0.320
$0.15 to $0.40	2,906,000	3.5 years	$0.251

A summary of the changes in stock options for the years ended December 31, 2002 and 2001, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2000	1,150,000	$0.169
Granted	1,391,000	$0.313
Expired	(45,000)	$0.210
Cancelled	(120,000)	$0.199
Exercised	(25,000)	$0.210
Balance, December 31, 2001	2,351,000	$0.251
Granted	775,000	$0.320
Expired	(100,000)	$0.210
Cancelled	(25,000)	$0.210
Exercised	(95,000)	$0.166
Balance, December 31, 2002	2,906,000	$0.251

Subsequent to the year ended December 31, 2002, 15,000 stock options were exercised at $0.15 to purchase 15,000 common shares.

During the year ended December 31, 2002, the Company granted incentive stock options to employees, non-employees and directors to purchase up to 775,000 common shares at a price of $0.32 per share which was the prevailing market price of the Company's shares on the date of the grant. An amount of $9,737 which is the fair value of 71,000 stock options granted to non-employees for consulting services has been charged to operations. The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 5.25%; volatility factor of the expected market price of the Company's common shares of 129%; and an expected life of the options of five years. For purposes of pro forma diclosure, the estimated fair value of the option is expensed in the current period, as the options vest at the date of grant.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001 (Continued)

6. Share capital (continued)

The following is the Company's pro forma earning with the fair value method applied to options granted to employees, consultants and directors during the year:

	Year ended December 31, 2002
Loss for the year	$ (287,588)
Compensation expense related to fair value of stock options	(195,853)
Pro forma loss for the period	$ (483,441)
Pro forma loss per share:	
Basic	$ (0.01)
Diluted	$ (0.01)

(b) Share purchase warrants

As at December 31, 2002, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
615,000	$0.25	May 2, 2003
300,000	$0.30	October 9, 2003
1,999,999	$0.30	August 13, 2003
500,000	$0.32	January 18, 2004
150,000	$0.28	January 18, 2004
3,564,999		



NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001 (continued)

7. Related party transactions and balances

Services rendered:		2002		2001
LMC Management Services Ltd. (a)	$	268,662	$	81,015
Lang Mining Corporation (b)	$	1,412	$	94,056
Legal fees (c)	$	18,245	$	92,746
ValGold Resources Ltd.	$	14,131	$	-
Balances receivable from (payable to) (e):				
LMC Management Services Ltd. (a)	$	70,806	$	28,317
Emgold Mining Corporation	$	-	$	3,805
Cream Minerals Ltd.	$	515	$	88
ValGold Resources Ltd.	$	-	$	167
Receivable from:	$	71,321	$	32,377
ValGold Resources Ltd.	$	(4,115)	$	-
Lang Mining Corporation	$	(1,511)	$	(1,954)
DuMoulin Black	$	-	$	(48,081)
Payable to:	$	(5,626)	$	(50,035)

(a) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining provided management services at a rate of $2,500 per month, and provided accounting, geological, and other services at cost plus 15%, until June 30, 2001. During the year ended December 31, 2001, 885,531 common shares were issued to Lang Mining in exchange for $88,553 in debt.

Effective July 2001 the Company, in agreement with Lang Mining, discontinued payment of the $2,500 per month management fee and the cost plus 15% administration fee.

(c) Legal fees were paid to a law firm of which a director is a partner.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances receivable from and payable to related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and due on demand.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001 (continued)

8. Income taxes

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

		2002		2001
Statutory tax rate		39.62%		44.62%
Loss for the year	$	(287,588)	$	(215,661)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates		(113,942)		(96,228)
Change in valuation allowance		113,942		96,228
Income tax expense	$	-	$	-

The significant components of the Company's future tax assets (liability) are as follows:

		2002		2001
Operating losses	$	652,633	$	656,360
Resource deductions		4,205,785		4,270,292
Share issue costs		91,879		132,044
Accounting value of mineral property interests in excess of tax values		-		(628,665)
		4,950,297		4,430,031
Valuation allowance for future tax assets		(4,950,297)		(5,058,696)
	$	-	$	(628,665)

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $1,647,000 that may be available for tax purposes. The losses expire as follows:



8. Income taxes (continued)

Expiry date	$
2003	265,000
2004	330,000
2005	227,000
2006	148,000
2007	122,000
2008	216,000
2009	339,000

The Company has resource pools of approximately $10,615,000 available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

9. Subsequent events

Subsequent to December 31, 2002, the Company:

(a) acquired a 30,000 hectare mineral lease in northern Manitoba (the "Property"); and

(b) entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia (the "Property"). The agreement allows the Company to obtain a 100% interest in and to the Property by making payments of $50,000 and issuing 200,000 common shares (50,000 issued) to the Optionor over a three year period. Upon completion of the obligations, the Company will hold a 100% interest in the Property subject only to a 3.0% Net Smelter Return royalty from the production of gold and silver and a 1.5% Net Smelter Return royalty from the production of other metals (collectively the "NSR"). The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production; and

(c) completed a brokered private placement of 2,500,000 units at a price of $0.20 per unit, for gross proceeds of $500,000. Each Unit is comprised of one common share and a one-half non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company until September 30, 2004, at an exercise price of $0.25. In consideration for arranging the private placement, the agent received a $45,000 commission, a $5,000 administration fee and a corporate finance fee of 50,000 common shares. The agent also received non-transferable agent's warrants exercisable to purchase up to 375,000 common shares at an exercise price of $0.25 until September 30, 2004.

SCHEDULES OF MINERAL PROPERTY INTERESTS

	Years Ended December 31	
	2002	2001
Kena Property, British Columbia (note 3(a))		
Acquisition costs		
Balance, beginning of year	$ 151,517	$ 37,397
Incurred during the year	161,597	114,120
Write-off during the year	(18,324)	-
Balance, end of year	294,790	151,517
Exploration and development costs		
Amortization	1,175	-
Assays and analysis	90,896	86,566
Drilling	278,050	385,195
Geological	405,199	324,490
Site activities	21,733	13,729
Travel and accommodation	37,834	45,534
Incurred during the year	834,887	855,514
Balance, beginning of year	1,140,069	284,555
Balance, end of year	1,974,956	1,140,069
	2,269,746	1,291,586
Jersey and Emerald Properties, British Columbia (note 3(b))		
Acquisition costs		
Balance, beginning of year	662,120	661,295
Incurred during the year	826	825
Balance, end of year	662,946	662,120
Exploration and development costs		
Assays and analysis	106	99
Geological	4,873	5,504
Site activities	25,050	3,942
Incurred during the year	30,029	9,545
Balance, beginning of year	1,218,734	1,209,189
Balance, end of year	1,248,763	1,218,734
	1,911,709	1,880,854
Exploration Permit, Manitoba	523	-
Mineral Property Interests	$ 4,181,978	$ 3,172,440



SULTAN MINERALS INC.

CORPORATE INFORMATION

CORPORATE OFFICE

Suite 1400

570 Granville Street

Vancouver, British Columbia

Canada V6C 3P1

Telephone: (604) 687-4622

Facsimile: (604) 687-4212

Toll Free: 1-888-267-1400

Web site: www.sultanminerals.com

DIRECTORS

FRANK A. LANG, *Chairman*

ARTHUR G. TROUP, *President*

BEN AINSWORTH

SARGENT H. BERNER

OFFICERS

SHANNON M. ROSS

CFO & Corporate Secretary

AUDITORS

MORGAN & COMPANY

LEGAL COUNSEL

DUMOULIN BLACK

SHARES LISTED

TSX VENTURE EXCHANGE

SYMBOL: SUL

SHARES

SHARES OUTSTANDING:	37,567,194
FULLY DILUTED:	45,648,193

April 30, 2003

U.S. COMPLIANCE

SEC 12g3-2(b)

EXEMPTION: 82-4741

CUSIP NUMBER

86556L100

TRANSFER AGENT

COMPUTERSHARE TRUST

COMPANY OF CANADA



SULTAN MINERALS INC.

Printed in Canada

SULTAN MINERALS INC.


SULTAN MINERALS

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002

May 20, 2003

TABLE OF CONTENTS

TECHNICAL GLOSSARY 1
2 CORPORATE STRUCTURE 5
2.1 Name and Incorporation 5
2.2 Intercorporate Relationships 5
3 GENERAL DEVELOPMENT OF THE BUSINESS 5
3.1 Three Year History 5
3.2 Significant Acquisitions and Significant Dispositions 5
3.3 Trends 5
4 NARRATIVE DESCRIPTION OF THE BUSINESS 6
4.1 General 6
4.2 Issuers with Asset-backed Securities Outstanding 9
4.3 Issuers with Mineral Projects 9
4.4 Issuers with Oil and Gas Operations 47
5 SELECTED CONSOLIDATED FINANCIAL INFORMATION 47
5.1 Annual Information Form 47
5.2 Dividends 48
6 MANAGEMENT'S DISCUSSION AND ANALYSIS 48
6.1 Form 44-101F2 Disclosure 48
7 MARKET FOR SECURITIES 49
7.1 Market for Securities 49
8 DIRECTORS AND OFFICERS 49
8.1 Name, Address, Occupation and Security Holding 49
8.2 Corporate Cease Trade Orders or Bankruptcies 50
8.3 Penalties or Sanctions 50
8.4 Personal Bankruptcies 50
8.5 Conflicts of Interest 50
9 ADDITIONAL INFORMATION 51

TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

Glossary of Mining Terms

Ag - Chemical symbol for the metallic element silver.

Au - Chemical symbol for the metallic element gold.

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Batholitic - Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by erosion.

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations, not an intrusion.

Bedding - Condition where planes divide sedimentary rocks of the same or different lithology.

Bedrock - Solid rock underlying surficial deposits.

Breccia - Rock fragmented into angular components.

Chalcopyrite - Copper iron sulphide mineral ($CuFeS_2$).

Cretaceous - A period of geological time ranging from approximately 135 million to 65 million years ago.

Diamond (Drill) Hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Dip - The angle at which a stratum is inclined from the horizontal.

Displacement - Relative movement of rock on opposite side of a fault; also known as dislocation.

EM - Electromagnetic.

Eocene - Part of the early Tertiary period, 60-40 million years ago.

Fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Feldspar - A group of common aluminosilicate minerals.

Feasibility study - Engineering study to determine if a mineral property can be developed at a profit and methods to develop it.

Footwall - The mass of rock that lies beneath a fault, an orebody, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

G/t - Grams per tonne.

Gangue - Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical Survey - A measure of the abundance of different elements in rock, soil, water etc.

Geochemistry - Study of variation of chemical elements in rocks or soil.

Gneiss - A foliated metamorphic rock characterized by alternating bands of light and dark minerals.

Gouge - Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.

Grab Sampling - A sample of mineralized rock with no statistical validity, taken simply to check the type of mineralization.

Grade - The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.

Graphite - Very common mineral, soft native carbon, occurring in black to dark-grey foliated masses, with metallic lustre and greasy feel.

Grid - A network of evenly spaced horizontal and vertical bars or lines, especially one for locating points when placed over a map or chart.

Hanging wall - The rock mass above a fault plane, vein, lode, orebody, or other structure, the underside of the country rock overlying a vein or bed of ore.

Hectare - A measurement of area equal to a square of 100 metres in length on each side (10,000 square metres).

Intrusive - Said of an igneous rock, which invades older rocks.

Jurassic - A period of geological time extending from 195 million to 135 million years ago.

Lime - A white substance, calcium oxide (CaO), obtained by the action of heat on limestone, shells and other materials containing calcium carbonate.

Limestone - Rock consisting mainly of calcium carbonate, often composed of the organic remains of sea animals (mollusks, coral, etc.) and used as building stone.

Limonite - A native hydrous ferric oxide of variable composition that is a major ore of iron.

Lode - A tabular or vein-like deposit of valuable mineral between well defined walls of country rock.

Meta-intrusive - An intrusive rock that has been metamorphosed.

Metamorphosed/Metamorphic - A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

Metasediment - A sedimentary rock which shows evidence of having been subjected to metamorphism.

Mica - Any member of a group of minerals, hydrous disilicates of aluminium with other bases, chiefly potassium, magnesium, iron and lithium, that separates readily into thin, tough, often transparent, and usually elastic laminae.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Miocene - Part of the late Tertiary period, 25-11 million years ago.

Net Smelter Return (Royalty) - A royalty based on the actual metal sale price received less the cost of refining at an off-site refinery.

Offset - The horizontal displacement component in a fault, measured parallel to the strike of the fault.

Ore - Rock containing mineral(s) or metals, which can be economically extracted.

Orebody - A solid and fairly continuous mass of ore.

Outcrop - An exposure of bedrock at the surface.

Paleocene - Relating to the earliest epoch in the Tertiary period.

Pb - Chemical symbol for the metallic element lead.

PGE – Platinum Group Elements; includes platinum, palladium, rhodium, ruthenium and iridium.

Porphyry – An intrusive rock consisting of larger crystals in a finer grained matrix.

PPB - Parts Per Billion.

PPM - Parts Per Million.

Pt – Chemical symbol for the metallic element platinum.

Pyrite - Iron sulphide (FeS_2).

Pyrrhotite - A magnetic iron sulphide.

Quartz - A mineral composed of silicon dioxide.

Quartzite - A silica-rich metamorphic rock formed from sandstone.

Reconnaissance - A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

Rotary Drilling - The chief method of drilling deep wells, especially for oil and gas. A hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the well cuttings to the surface.

Schist - A strongly foliated metamorphic rock.

Sediment - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically partic ipated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Shear - To move as to create a planar zone of deformed rock.

Siliceous - Said of a rock rich in silica.

Soil Sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sulphide - A group of minerals in which one or more metals are found in combination with sulphur.

Tertiary - Geological period (part of the Cenozoic Era) from 65 million - 1.8 million years ago.

Tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Workings - A part of a mine, quarry, etc., where work is or has been done.

Zn - Chemical symbol for the metallic element zinc.

2 CORPORATE STRUCTURE

2.1 Name and Incorporation

Sultan Minerals Inc. ("Sultan" or the "Company") was incorporated under the *Company Act* (British Columbia) on March 17, 1989, under the name "361942 B.C. Ltd." On September 12, 1989, Gabriel Resources Inc., Kangeld Resources Ltd. and Lockwood Petroleum Inc. amalgamated under the name "Amalgamated Gabriel, Kangeld, Lockwood Ltd". Under a Plan of Arrangement between 361942 B.C. Ltd. and Amalgamated Gabriel, Kangeld, Lockwood Ltd., and a subsequent name change, the Company's predecessor, Appian Resources Ltd., was created. On May 4, 1992, Appian Resources Ltd. changed its name to "Sultan Minerals Inc." and the common shares of the Company were consolidated on a 1 for 4 basis.

The registered and records offices of the Company and its head office and principal place of business are located at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

2.2 Intercorporate Relationships

The Company does not have subsidiaries.

3 GENERAL DEVELOPMENT OF THE BUSINESS

Sultan Minerals Inc. ("Sultan" or the "Company") is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals.

3.1 Three Year History

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed financial years, and presently, the Company has been principally engaged in attempting to locate deposits of precious and base metals on its the Kena Gold-Copper Property near Ymir, British Columbia, and the previously mined Jersey and Emerald properties located in south-eastern British Columbia near the town of Salmo, British Columbia. Other metals, if discovered, may also be explored if they occur in quantities that appear to be economically recoverable.

The Company does not have any mineral properties on which commercial mining operations presently exist. The Company conducts property investigations on possible mineral property acquisitions as part of its regular business activities. It is conducting early stage exploration on its current holdings.

3.2 Significant Acquisitions and Significant Dispositions

The Company did not acquire any significant mineral properties during the year. There have been several options acquired on properties contiguous to the Company's Kena Property. (see Item 4.3). None of these transactions were with insiders, associates or affiliates of the Company. The Company made no significant dispositions, as that term is defined under applicable securities rules, during the past year.

3.3 Trends

Management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

4 NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

All of the Company's properties are preliminary stage exploration properties and are not the subject of technical reports by independent qualified persons. Information contained in this Annual Information Form that is of a scientific or technical nature has been prepared by or under the supervision of Mr. Arthur G. Troup, P.Eng. Mr. Troup is a "qualified person" as the term is defined in National Instrument 43-101.

The Company does not directly employ any personnel. Sultan conducts exploration activities through the use of consultants and through LMC Management Services Ltd. ("LMC"), whose employees and consultants supervise and carry out the day-to-day business of the Company. – see subsection 8.5.

The Company explores for minerals and in fiscal 2002 has been concentrating its efforts in Canada. Currently, Sultan has interests in several properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

The Company presently has an interest in the following properties:

Kena Gold-Copper Property, Ymir, B.C.

In October 1999 the Company signed its first option agreement to acquire a 100% interest in the Kena gold-copper property ("Kena Property"). Since that time, after carrying out its initial exploration activities on the property, Sultan has staked and optioned claims adjacent to and contiguous to the initial Kena Property, so that the property now consists of approximately 8,000 hectares of land situated 45 kilometres north of the TeckCominco Limited smelter at Trail, British Columbia. A power line, rail bed and major highway pass through the Kena Property, and a network of new logging access roads services the property.

The Kena copper-gold property is located near Ymir in southeastern British Columbia. From 1981 to 1991, several exploration companies conducted a number of diamond drilling programs on the previously fragmented property. Over this period, three target areas were defined: the Kena copper zone, Kena gold zone and the Shaft/Cat copper-gold zone.

The Kena Property was first reported as a mineralized area in the Geological Survey of Canada Summary Report for 1888-1889 when G.M. Dawson noted that gold mineralization is located within a "...quantity of pyritized material which. ......appears to be practically unlimited..." Very little else was known about the property until 1973 when it was staked for its gold-copper potential. From 1974 to 1991, several companies conducted a number of exploration programs consisting of geological, geochemical and geophysical surveys, trenching and drilling on the separately owned Kena (to the south) and Shaft (to the north) properties. No work was done on the properties from 1991 to 1999 when the properties were amalgamated to form the Kena Property.

The Kena Property is underlain by volcanic rocks of the Elise Formation (Rossland Group), which are intruded by the younger Silver King Porphyry stock. A large number of mineral occurrences, including the Kena and Shaft on the east and the Silver King Mine on the west, are spatially related to the Silver King Porphyry unit.

The Elise Formation volcanics are commonly altered and sheared. Brecciation, silicification and potassic alteration are prominent in areas with the best gold-copper mineralization. Associated minerals are pyrite, chalcopyrite and finely disseminated magnetite. The Silver King Porphyry is a plagioclase porphyritic unit, which has undergone various phases of alteration, from weak propylitic to silicic, potassic and moderate argillic.

Mineralization consists of disseminated and fracture filling pyrite, commonly 1% to 5%, and lesser amounts of chalcopyrite, malachite, magnetite and specular hematite.

Recent exploration work and data compilation by the Company have indicated numerous mineralized zones on the Kena Property. These are the Gold Mountain, Kena Gold, Shaft, Cat, South Gold, Three Friends, Euphrates, Gold Cup, Starlight, Athabasca, Great Western, Tough Nut and Cariboo Gold Zones.

Jersey and Emerald Properties, Salmo, British Columbia

In October of 1993, the Company entered into an option agreement to acquire a 100% interest in the Jersey Claim Group near Salmo, British Columbia, for consideration of 200,000 shares of the Company and cash payments totalling $43,389. The claims overlie the former Jersey lead-zinc and Emerald tungsten mines operated by Placer Dome from 1947 to 1972.

The Company's interest in the Jersey and Emerald properties is subject to a 3% NSR, which can be reduced to 1.5% by making additional cash and share payments totalling $500,000 and 50,000 shares on completion of a positive feasibility study. In October 2000 an amendment to the agreement extended the start of the royalty payments to 2004. In consideration, 200,000 common shares were issued to the royalty holders.

The optioned property is comprised of 28 crown granted mineral claims, 4 two-post claims and 80 mineral units encompassing approximately 1,700 hectares in the Nelson Mining Division. The property has since been expanded by staking, optioning and purchasing additional claims and now includes 47 crown granted mineral claims, 60 two-post claims and 278 mineral units in 15 four-post claims.

The Jersey and Emerald properties are located in southeastern British Columbia at latitude 49°06'N and longitude 117°13'W (NTS 82F/3), 10 kilometres southeast of the community of Salmo. The claims cover an area of approximately 4,000 hectares between the Salmo River on the west and the top of Nevada Mountain on the east, and are bounded by Hidden Creek on the north and the South Salmo River on the south.

Risks and Uncertainties

The following list risk factors, while not exhaustive, may apply to the Company due to the nature of its business:

Financing Risks

The Company has no revenue other than interest income. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company's exploration properties in that time frame. All of the Company's short to medium-term operating and exploration expenses must be paid from its existing cash reserves or external financing. The Company believes it has sufficient capital to fund forecasted levels of administrative activities and budgeted exploration for the next two years. Actual funding may vary from that planned due to a number of factors, the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent the Company from receiving additional external financing, the Company would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Foreign Countries: Currency Fluctuations and Regulatory Requirements

The Company's principal areas of activity in fiscal 2002 were in Canada and continue to be in Canada. If the Company were to enter into exploration activities in another country, these countries would have different cultural, economic and political environments to that of Canada. Currently the Company has minimal or no foreign exchange risk.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties has a known body of commercial ore. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Metal Prices, Environmental and other Regulatory Requirements

The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metals markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, acts of terrorism, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Title Matters

Although the Company obtains legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Personnel

The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.

4.2 Issuers with Asset-backed Securities Outstanding

N/A

4.3 Issuers with Mineral Projects

Kena Gold-Copper Property, Ymir, B.C.

Property Description and Location

The Kena Property is located within the Nelson Mining Division and consists of 10 modified grid, 12 Crown Grants and 192 two post and fractional claims to total 359 units. The claims cover an area of approximately 8000 hectares and are centred at latitude 49°26'N and longitude 117°17'E within mapsheets 82F.034, 044, 035, 045.

Staked claims (modified grid and two post) are listed in Table I, and Crown Granted claims are listed in Table II. The staked claims have been common dated to an anniversary date of February 28, and all claims have ten years work applied to them, making the next expiry year 2013. The Crown Grants require annual taxes to be paid, and all taxes are currently up to date. The claims have not been surveyed.

TABLE I
CLAIM INFORMATION

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
GM 1	1	390584	Sultan	SK 12	1	382810	Sultan
GM 2	1	390585	Sultan	SK 13	1	382811	Sultan
GOLD MOUNTAIN	20	389877	Sultan	SK 14	1	382812	Sultan
TAMARAC	9	389878	Sultan	SK 15	1	382813	Sultan
TAM	1	389879	Sultan	SK 16	1	382814	Sultan
GC 1	1	382801	Sultan	SK 17	1	382815	Sultan
GC 2	1	382802	Sultan	SK 18	1	382816	Sultan
GC 3	1	382803	Sultan	SK 19	1	384262	Sultan
GC 4	1	382804	Sultan	SK 20	1	384263	Sultan
GOLD MTN	1	232760	Janouts /Bourdon	SK 21	1	384264	Sultan
GOLD MTN 2	1	232761	Janouts /Bourdon	SK 22	1	384265	Sultan
GOLD MTN 9FR	1	232763	Janouts /Bourdon	SK 23	1	384266	Sultan

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
MAC 1	20	232794	Janouts /Bourdon	SK 24	1	384267	Sultan
COT	1	233177	Janouts /Bourdon	SK 25	1	384268	Sultan
ROAD SIDE FR	1	233178	Janouts /Bourdon	SK 26	1	384269	Sultan
COT FR	1	233179	Janouts /Bourdon	SK 27	1	384270	Sultan
MAS FR	1	233180	Janouts /Bourdon	SK 28	1	384271	Sultan
TEE FR	1	233181	Janouts /Bourdon	SK 29	1	391009	Sultan
FLAT FR	1	233182	Janouts /Bourdon	SK 30	1	391010	Sultan
AU 2	1	233231	Janouts /Bourdon	SK 31	1	391011	Sultan
AU 4	1	233232	Janouts /Bourdon	SK 32	1	391012	Sultan
LINDE 2	1	233261	Janouts /Bourdon	GC 5	20	387621	Sultan
LINDE 1	1	233262	Janouts /Bourdon	GC 6	18	387622	Sultan
KENA FR	1	233294	Janouts /Bourdon	GC 7	1	387623	Sultan
MAGPIE	1	233606	Janouts /Bourdon	GC 8	1	387624	Sultan
ELDORADO	1	233607	Janouts /Bourdon	GC 9	1	387625	Sultan
PACTOLUS FR	1	233608	Janouts /Bourdon	GC 10	1	387634	Sultan
SHAFT FR	1	233609	Janouts /Bourdon	GC 11	1	387635	Sultan
DEER FR	1	233610	Janouts /Bourdon	GC 12	1	387636	Sultan
MIDNITE FR	1	233611	Janouts /Bourdon	GC 13	1	387637	Sultan
KENA 18	1	235349	Janouts /Bourdon	GC 14	1	387638	Sultan
KENA 19	1	235350	Janouts /Bourdon	GC 15	1	387639	Sultan
KENA 20	1	235351	Janouts /Bourdon	GC 16	1	387640	Sultan
KENA 21	1	235352	Janouts /Bourdon	GC 17	1	387641	Sultan
KENA 22	1	235353	Janouts /Bourdon	JUNE 1	20	387642	Sultan
KENA 23	1	235354	Janouts /Bourdon	JUNE 2	1	387643	Sultan
KENA 24	1	235355	Janouts /Bourdon	JUNE 3	1	387644	Sultan
KENA 25	1	235356	Janouts /Bourdon	JUNE 4	1	387645	Sultan
SHAFT W1	1	362976	Janouts /Bourdon	JUNE 5	1	387646	Sultan
SHAFT W2	1	362977	Janouts	JUNE 6	1	387647	Sultan

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
			/Bourdon				
CAT 1	1	372729	Sultan	JUNE 7	1	387648	Sultan
CAT 2	1	372730	Sultan	JUNE 8	1	387649	Sultan
CAT 3	1	372731	Sultan	JUNE 9	1	387650	Sultan
CAT 4	1	372732	Sultan	SAND 1	1	392165	Sultan
CAT 5	1	373750	Sultan	SAND 2	1	392166	Sultan
CAT 6	1	373751	Sultan	SAND 3	1	392167	Sultan
CAT 7	1	373752	Sultan	SAND 4	1	392168	Sultan
CAT 8	1	373753	Sultan	SAND 5	1	392169	Sultan
CAT 9	1	373754	Sultan	SAND 6	1	392170	Sultan
CAT 10	1	373755	Sultan	GA 8	1	392532	Sultan
CAT 11	1	373756	Sultan	GA 7	1	392533	Sultan
CAT 12	1	373757	Sultan	GA 6	1	392534	Sultan
CAT 13	1	373758	Sultan	GA 5	1	392535	Sultan
CAT 14	1	373759	Sultan	GA 4	1	392536	Sultan
CAT 15	1	373760	Sultan	GA 3	1	392537	Sultan
CAT 16	1	373761	Sultan	GA 2	1	392538	Sultan
CAT 17	1	373762	Sultan	GA 1	1	392539	Sultan
CAT 18	1	373763	Sultan	ST 1	6	233240	Addies
CAT 19	1	373764	Sultan	AG 1	1	233249	Addies
CAT 20	1	373765	Sultan	AG 2	1	233250	Addies
CAT 21	1	373766	Sultan	AG 3	1	233251	Addies
CAT 22	1	373767	Sultan	AG 4	1	233252	Addies
CAT 23	1	374197	Sultan	AG 5	1	233253	Addies
CAT 24	1	374198	Sultan	AG 6	1	233254	Addies
CAT 25	1	374199	Sultan	ST 2	2	233255	Addies
CAT 26	1	374200	Sultan	WHISKERS 1	1	233278	Addies
CAT 27	1	374201	Sultan	WHISKERS 2	1	233279	Addies
CAT 28	1	374202	Sultan	WHISKERS 3	1	233280	Addies
CAT 29	1	374203	Sultan	WHISKERS 4	1	233281	Addies
CAT 30	1	374204	Sultan	AG	1	233375	Addies
CAT 31	1	374205	Sultan	DELIGHT	1	234603	Addies
CAT 32	1	374206	Sultan	ATLANTIC	1	234605	Addies
CAT 33	1	374207	Sultan	GOLDEN STAR 1	1	350277	Addies
CAT 34	1	374208	Sultan	GOLDEN STAR 2	1	350278	Addies
CAT 35	1	374209	Sultan	GOLDEN STAR 3	1	350279	Addies
CAT 36	1	374210	Sultan	GOLDBED 1	1	350280	Addies
CAT 37	1	380091	Sultan	GOLDBED 2	1	350281	Addies
CAT 38	1	380092	Sultan	GOLDBED 3	1	350282	Addies
CAT 39	1	380093	Sultan	GOLDBED 4	1	350283	Addies
CAT 40	1	380707	Sultan	GOLDBED 5	1	350284	Addies
CAT 41	1	380708	Sultan	GOLDBED 6	1	350285	Addies
CAT 42	1	380709	Sultan	SK	1	350286	Addies
CAT 43	1	380710	Sultan	EP	1	350287	Addies
CAT 44	1	380711	Sultan	PY	1	350288	Addies
CAT 45	1	380712	Sultan	K	1	350289	Addies
CAT 46	1	382323	Sultan	SANDY 1	1	366379	Addies
CAT 47	1	382324	Sultan	SANDY 2	1	366380	Addies
STAR 1	1	374211	Janouts /Bourdon	SANDY 3	1	366381	Addies
STAR 2	1	374212	Janouts /Bourdon	SANDY 4	1	366416	Addies
NOMAN	20	378493	Sultan	SILVER STAR 1	1	387291	Addies
SAKE	1	379797	Sultan	SILVER STAR 2	1	387292	Addies

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
SK 1	20	382325	Sultan	GREAT WESTERN	1	232860	Bourdon
SK 2	1	382326	Sultan	IRENE	1	232861	Bourdon
SK 3	1	382327	Sultan	GREAT EASTERN	1	232862	Bourdon
SK 4	1	382328	Sultan	CARIBOO L5265	1	232846	Cherry
SK 5	1	382329	Sultan	PRINCESS L2023	1	232990	Cherry
SK 6	1	382330	Sultan	EAST SIDE	1	370251	Cherry
SK 7	1	382805	Sultan	SUNNYSIDE	1	370252	Cherry
SK 8	1	382806	Sultan	CLEOPATRA	1	386469	Cherry
SK 9	1	382807	Sultan	Grand	1	3736811	Denny
SK 10	1	382819	Sultan				
SK 11	1	382809	Sultan				

In the above table the claims staked and owned 100% by Sultan Minerals Inc. are shown as owned by Sultan. Sultan has the right to acquire 100% ownership in the remainder of the claims, which are under option from Janouts/Bourdon, Addies, Bourdon, Denny, Cherry and Wirth et al.

TABLE II – CROWN GRANTED MINERAL CLAIMS

Claim Name	Lot Number	Optionor
TOUGH NUT	L199	Addies
STARLIGHT	L684	Denny
BLACK WITCH	L4146	Denny
GOLD BELL	L4155	Denny
VICTORIA	L248	Wirth, et al
JESSIE	L686	Wirth, et al
BID	L901	Wirth, et al
JMB	L902	Wirth, et al
DAYLIGHT	L907	Wirth, et al
GOLD KING FR	L14699	Wirth, et al
BERLIN	L3251	Wirth, et al
MILLSITE FR	L14700	Wirth, et al

The claims optioned from Otto Janout (40%) and Otakar Janout (40%) and Robert Bourdon (20%) comprise the original **Kena Property**. The Kena 18 to 24 claims cover the Kena Copper and South Gold Zones. The remainder of the claims cover the Kena Gold Zone, the Cat and Shaft showings and the eastern portion of the Gold Mountain Zone. By 2003, upon making payments of $110,000 cash and 200,000 shares to the optionors, these claims will be held 100% by Sultan subject to an NSR. Upon commencement of production Sultan must also make an additional 100,000 share payment. The NSR is 3% for gold and silver and 1.5% for other metals, of which Sultan can purchase one half for $2,000,000 or 7000 ounces of gold whichever is greater.

The **Tough Nut** claim group was optioned from Lloyd Addie and Gordon Addie for payments of $120,000 cash and 200,000 shares. In 2004, upon completion of payments, Sultan would have 100% interest in this claim group, subject to an NSR. The NSR, on claims other than ST 1 and 2 and Sandy 2, is 3% for gold and 1.5% for other metals, of which Sultan can purchase $^{2}/_{3}$ for $2,000,000. On ST 1 and 2 and Sandy 2, the NSR is 2% on gold and 0.5% on other metals up to a $1,000,000 cap that goes to Pallaum Minerals and Globenet Resources.

The three units comprising the **Great Western Group** were optioned from Robert Bourdon for payments totalling $45,000 cash and 200,000 shares. In 2004, upon completion of payments, Sultan would have 100% interest in these claims subject to an NSR. Upon positive feasibility an additional 200,000 shares will be paid. The NSR is 3% on gold and 1.5% on other metals, of which Sultan can purchase $^{2}/_{3}$ for $1,000,000.

The **Cariboo, Princess and Cleopatra** properties consist of 5 claim units (115 hectares) optioned from Tom Cherry. The terms of the option are that Sultan must make total cash payments of $52,500 and issue 200,000 common shares to the vendor over a four-year period. In exchange for the above cash and share payments, in 2005 Sultan would earn 100% interest in the properties, subject only to royalties payable to the vendor, of 3.0% net smelter returns from production of gold and silver, 1.5% NSR from production of other metals and a further 200,000 common shares of Sultan due upon receipt of a positive feasibility study. Sultan will have the right to purchase of the above NSR from the vendor for $1,000,000 upon commencement of commercial production.

The **Starlight Claim Group**, consisting of three Crown Grants (L684, L4146, L4155) and one mineral claim (tenure number 373681) was optioned from Jack Denny in April 2002. The terms of the option are that Sultan must make total cash payments of $15,000 and issue 60,000 common shares to the vendor over a two year period. In exchange for the above cash and share payments, in 2004 Sultan will earn 100% interest in the properties, subject only to royalties payable to the vendor, of 1.0% net smelter returns from production of gold, silver and other metals. Sultan has the right to purchase the NSR from the vendor for $1,000,000 upon commencement of commercial production.

In July 2002, Sultan optioned the **Daylight Claim Group**, consisting of 8 crown grants (L248, L686, L901, L902, L907, L3251, L14699, L14700) from Janet Wirth, Richard White, Norma Schiller, Estate of Frances M. Fraser and Estate of Caroline R. Baillie (collectively the "Optionors"). The terms of the option are that Sultan must make total cash payments of $52,500 and issue 175,000 common shares to the Optionors over a three year period. In exchange for the above cash and share payments, in 2005 Sultan will earn an 87.5% interest in the properties, subject to royalties payable to the vendors of 3% NSR from the production of gold and silver and 1.5% NSR from the production of other metals, and a further 175,000 shares upon completion of a positive feasibility study. Sultan has the right to purchase $^{2}/_{3}$ of the NSR from the vendors for $875,000 upon or prior to commercial production.

In September 2002, Sultan entered into an agreement with **Kinross Gold Corporation** whereby Kinross can earn a sixty percent (60%) interest in the Kena Property by incurring $10.0 million in exploration expenditures over a five year period ending September 4, 2007 and making $1.0 million in cash payments to Sultan over four years. After Kinross has earned its 60% interest in the Property, Sultan may elect either to participate as to 40% in the joint venture with Kinross or to retain a 30% net carried interest in the Property.

There are no pre-production royalties, back-in rights or other agreements or encumbrances to these claims with respect to Sultan's option right to them known to the Company. There are no environmental liabilities existing on the property. The Company foresees no permitting obstacles for a year-round drill program as prior drill programs have been permitted and conducted throughout the property year round in the past.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kena Property is located 10 kilometres south of the community of Nelson in southeastern British Columbia. Access to the Property is via Highway 6, south from Nelson for 7 kilometres then west and south along the Giveout and Gold Creek Forest Service Roads. The Giveout and Gold Creek Roads and a number of 4x4 roads run through the claims. The southern portion of the claim block is accessed off Highway 6. A new logging spur road leaves Highway 6 about 10 kilometres south of Nelson, off the Clearwater Creek Forest Service Road at kilometre 8. This new logging road, currently under construction, will provide access into the Euphrates and Gold Cup areas.

Climate is typical of the southern interior of British Columbia with freezing temperatures from 0° to –20° C from November to March (averaging –5° C) and mild temperatures ranging from 10° to 30° C from April to October (averaging 15.7° C). Precipitation averages 790 millimetres per year, with a substantial portion in the form of snow, averaging 225 centimetres per year.

The Highway 6 corridor, which runs along the eastern margin of the claim block, also carries a power line and rail bed. TeckCominco Ltd.'s Trail smelter facility is located about 45 minutes drive southwest of the property. Crew lodgings are available in Nelson or Salmo. A skilled labour force for mining and exploration is available in Nelson, Salmo, Trail and Castlegar. Trail, Nelson and Castlegar are also major supply and service centres for the resource industries.

The Kena Property is located in an area of rugged terrain. Topography on the property is steep with elevations ranging from 895 metres at Cottonwood Lake to 1,795 metres on the southwestern portion of the claim area. Outcrop is somewhat limited on the property, generally confined to creek gullies and road cuts, with more prevalent outcrops on steeper slopes. The Gold Mountain Zone lies at an elevation of about 1400 metres, along a relatively flat bench area above the steep topography leading to the Cottonwood valley.

Several portions of the claim area have recently been logged, with the remainder being covered with first and second growth forest consisting of balsam, fir, spruce, hemlock, cedar and occasional white pine. Thick growths of alder and devil's club are found along creek gullies.

History

The Kena Property was first described by G.M. Dawson in the Geological Survey of Canada Summary Report for 1888-1889. Dawson stated that gold mineralization is located within a "...quantity of pyritized material which...appears to be practically unlimited..." in size.

No further information on exploration appears in either the Geological Survey of Canada records or the Provincial Government records within the Ministry of Mines, thus little is known about exploration on the claim area prior to 1973. Post 1973 exploration has identified numerous old prospect pits and trenches, as well as several old adits indicating periods of exploration activity during the early part of the century.

Kena Claims

Prospector Otto Janout staked the original Kena claims in 1973. Since then the property has been optioned and worked by various companies. The exploration work completed since 1973 is summarized below:

1974 Ducanex Resources Ltd.

The company collected soil samples and drilled four percussion holes in the Kena Gold Zone. Chip sampling of the Main Trench in 1973 yielded 2.38 g/t gold over 9.85 metres. The soil sample results showed high copper and gold values, ranging up to 1,100 ppm copper and 4,600 ppb gold, with background gold values around 350 ppb. The company drilled four percussion holes aggregating 250 metres on the gold prospect. The results of the drilling suggested the presence of a mineralized zone from 6 to 12 metres thick of about 1.36 to 1.70 g/t gold. The zone strikes at about 290°, dips 60° to the southwest, and has a projected strike length of 230 metres. Prospecting also resulted in the discovery of a large zone of copper mineralization in the southeastern section of the claims.

1975 Lacanex Mining Company Ltd.

A program of geological mapping and geochemical sampling was carried out over wide spaced (120 to 250 metre) grid lines in the southern portion of the claim block resulted in identifying a series of large linear copper anomalies which follow the regional foliation. 27 chip samples were taken at 3 metre intervals along the entire 82 metres of an old adit located within the Kena Copper Zone, with the samples averaging 0.16% copper over the entire length. This adit was probably driven to intersect a two foot wide quartz vein at depth. A grab sample from the quartz vein assayed 1.1% copper and 2.6 g/t gold.

1976-77 Quintana Minerals Corp.

The program consisted of geological and geochemical surveys based on the hypothesis that visible sulphide mineralization within the Kena Copper Zone represented the upward extent of a porphyry copper sulphide system. In 1977, the Company carried out a wide spaced IP survey along lines 240 metres apart with a dipole spacing of 100 metres. The work resulted in a chargeability anomaly parallel to the strike of the volcanics and approximately coincident with the copper geochemical anomaly. Lithogeochemical sampling ranged as high as 21 metres of 0.53% copper cut along an outcrop of sericite schist.

1981-82 Kerr Addison Mines Ltd.

Kerr Addison's exploration program consisted of both geological and geochemical surveys conducted over the entire property followed by six diamond drill holes. Three drill holes aggregating 528.5 metres were completed on the Kena Gold Zone. The best intercept from this work was 2.18 g/t gold over 15 metres in hole 81-KK-2. Three wide spaced holes aggregating 635.2 metres were completed in the Copper Zone. The top 51 metres of drill hole 88-KK-4 assayed 0.27% copper. Samples representing 63 metres of the underlying 85 metres average 0.16% copper. Sampled intervals in drill hole 81-KK-6, near the previously sampled copper adit, yielded 0.18% copper over a 45 metre section. Gold content in these copper zone holes ranged up to 0.3 g/t locally.

1985 Lacana Mining Corporation

Lacana Mining Corporation carried out a program of backhoe trenching and drilled 13 holes aggregating 1,315.8 metres. Twelve of the holes were in the Kena Gold Zone with one hole, LK85-12, drilled approximately 175 metres south of the Kerr Addison hole 81-KK-4, at the northern end of the Kena Copper Zone.

The best drill intercept, located beneath the Kena Gold Zone Main Trench, yielded 6.05 g/t gold over 4.8 metres in hole LK85-7. While a step-out hole LK85-18 drilled about 100 metres southeast of LK85-7, yielded 1.86 metres grading 6.32 g/t gold. Other work carried out in this period included an airborne geophysical survey that measured magnetics, resistivity, electromagnetics and VLF-EM.

1986 Lacana Mining Corporation

Lacana's program consisted of an extensive grid covering an area about 1.70 kilometres by 0.70 kilometres northwest of the Kena Copper Zone. The company carried out geological and geochemical surveys as well as magnetic and VLF-Em surveys. The soil samples were run for gold, with select lines analyzed for 30 elements by ICP. The company drilled 22 holes in the area of the Kena Gold Zone and its postulated extension. Hole LK86-20 yielded 9.03 metres grading 4.76 g/t gold. Numerous intersections of auriferous and barren silicified and pyritized fracture zones were identified in the drilling. Many of these zones tend to be aligned along a broad northwest trend. Most of the individual higher grade zones were narrow with sub-economic grade, and the general conclusion was that their spotty and discontinuous characteristics made them difficult targets to chase to depth.

It is important to note that Lacana's program was designed to locate a relatively narrow but higher grade gold intercept, where the infill core sampling by Sultan Minerals indicates that, in fact, large tonnage, lower grade gold mineralization exists at the Kena Gold Zone.

1987 Tournigan Mining Exploration Ltd.

Tournigan drilled six holes aggregating 918.93 metres. The core from this program was selectively split with only 89 samples aggregating 134.61 metres analyzed for gold, silver and copper. Drill hole TK-87-42 was collared between previous holes KK-81-4 and LK85-12, within the Kena Copper Zone, in order to test anomalous gold and copper soil geochemistry and where there appeared to be a gap in previous drill coverage. Hole TK-87-42 was selectively sampled with 25 samples taken of which the best copper intersection was 0.175% copper over 9.72 metres.

Drill hole TK-87-43 was drilled to test Lacana's geological interpretation of section 48+50N. Five intervals of 1.5 metre widths grading better than 1 g/t gold were returned. These grades were taken to suggest a continuation in depth of narrow zones intercepted in hole LK85-14 on Section 48+50N. Only 43.50 metres of this 139.60 metre deep hole was sampled, and Sultan's infill core sampling program has extended the widths of many of these reported "narrow" zones. For example, in three of Tournigan's reported gold intercepts, samples were not collected from the adjacent core segments.

The last four holes TK-87-44 to TK-87-47 were located in order to intersect the possible southern extension of a mineralized fracture zone approximately 500 metres north of the property, known as the Shaft showing. However, no structure or mineralized zone was interpreted as the southern extension of the Shaft mineralization. Again, this conclusion is based on incomplete diamond drill core sampling. It is important to note that Sultan Minerals' 1999 infill sampling program obtained results up to 50.8 g/t gold over a 1.0 metre interval in hole TK-87-46 within a 60 metre segment of drill core that had never been sampled.

1988 Golden Lake Resources Ltd.

Golden Lake Resources Ltd. optioned the property in late August 1989. Personnel for Noramco Explorations Inc., operator for Golden Lake Resources Ltd., spent several days at the Kena property in October 1989. A preliminary work program was undertaken to locate and tie in claim posts and several old grids over which much of the previous work had been completed. The results of this work were used to compile technical data with the objective of formulating a detailed exploration plan for the property. Noramco Mining Corporation optioned the property from Golden Lake in June 1990 and assumed the option agreement obligations to the prospector vendors.

1990-91 Noramco Mining Corporation

The exploration program from July to September 1990 consisted of geological mapping, soil sampling and geophysical surveys. Work was restricted to the Kena Copper Zone in the southern portion of the property and to an area encompassing Gold Creek north of the old Lacana grid. In October of 1990, four NQ diamond drill holes totalling 1,055 metres were completed on the property. Two of the holes were in the Gold Creek area (at the very south edge of what is now known as the Gold Mountain Zone) and the other two were within the Kena Copper Zone. One of the holes into the south end of the Gold Mountain Zone returned 0.4 g/t gold over its entire 235.5 metre length, including 24 metres of 1.1 g/t gold and 9 metres of 2.3 g/t gold.

In 1991, additional geochemical, geological and geophysical surveys plus diamond drilling were carried out on the property. Work concentrated on the Kena Gold Zone in the north section of the property and in the Kena Copper Zone in the southeast section of the property. Three diamond drill holes aggregating 1,074 metres were completed. Holes NK91-1 and 2 were drilled in the south and north ends of the Kena Copper Zone respectively, and NK91-3 was drilled into the Kena Gold Zone. The most significant results of this final historic exploration program were returned from NK91-3 which was the deepest hole ever drilled into the Kena Gold Zone. This hole returned values at depth (from 212 to 352 metres) of >0.5 g/t gold over 140 metres width, including 10 metres of >1.5 g/t gold. Earlier diamond drill holes in this area averaged 100 to 150 metres depth.

Shaft Claims (From 1984 to 1999 the SHAFT claims were worked as a separate property from the KENA claims)

1984 Lacana Mining Corporation

Lacana completed geochemical surveys, some trenching and sampling and an airborne magnetic -electromagnetic survey.

1987-88 South Pacific Gold

South Pacific Gold carried out a program of line cutting, geological mapping, geochemical soil sampling, magnetic and induced polarization surveys, and six NQ diamond drill holes aggregating 762 metres. Drilling was confined to a copper-gold occurrence referred to as the Shaft showing.

1989 Golden News Resources Inc./Noramco Explorations

Golden News Resources Inc. optioned the property in 1989. Noramco Explorations, on behalf of Golden News Resources, completed a program including line cutting, magnetic – VLF-Em surveying, induced polarization geophysical surveying, geochemical sampling and detailed geological mapping. Results of this work, combined with those of previous exploration companies indicated three drill targets were present; the Dighem, Princess and Silver King Porphyry Contact (now called Gold Mountain) Zones.

1990 Noramco Mining Corporation

Noramco optioned the property from Golden News in June 1990 and drilled four holes across the Dighem geochemical and geophysical anomaly. No results of any significance were obtained from this zone. Two additional holes were drilled, one at the Princess showing and one to the west of the Dighem anomaly over a second geochemical and geophysical target.

Previous Work By Sultan Minerals Inc.

After 1991, no further work was done on either the Kena or Shaft claims until 1999 when Sultan Minerals Inc. optioned the now amalgamated Kena Property. In 2000, 2001 and early 2002, Sultan Minerals completed significant exploration programs as summarized below.

Kena Gold Zone

Work in the Kena Gold Zone concentrated primarily on re-logging and assaying of previously drilled but unsampled diamond drill core. Re-logging of core included close examination of structural features, alterations and mineral assemblages in order to better define mineralization controls. In the field, three sections across the Kena Gold Zone were mapped in detail with special emphasis on structures and mineralization. Results indicate that wide zones of low grade gold mineralization exist throughout the 1000 x 300 metre Kena Gold Zone.

Gold Mountain Zone

Work done by previous companies in what is now known as the Gold Mountain Zone consisted of soil geochemical and geophysical surveys over the Elise volcanic rocks and ended near the eastern contact of the Silver King intrusive. Notably high gold values in soil samples and high chargeabilities at the ends of the previous grid lines led to Sultan extending the grid lines for 900 metres to the southwest over the Silver King intrusive in 2000.

Initially, soil geochemistry identified a 2100 x 600 metre zone containing high gold values. Geophysical surveys picked up chargeability and resistivity anomalies trending roughly parallel to the gold soil anomalies.

Late season trenching near the centre of the Gold Mountain Zone, where surface rock samples assayed up to 2.7 g/t gold, returned very encouraging results. The trenches outlined an area of 120 metres by 90 metres, centred on L11+00N, 3+00E, where chip sampling averages 1.43 g/t gold.

Due to the encouraging results over the Gold Mountain Zone in 2000, an additional six trenches were excavated and a seven hole diamond drill program was completed in June and July 2001. Drill results confirmed the depth extension of the widespread, porphyry style gold mineralization within the Silver King intrusive unit and across the contact into the Elise Volcanics for a short distance. Over the entire 892.5 metres drilled, core samples averaged 0.8 g/t gold (this average includes relatively barren zones within the volcanics that assayed <0.05 g/t gold), with intervals up to 28 metres grading >2.5 g/t gold and 12 metres grading >4.0 g/t gold. The best 2 metre core sample from these original seven holes returned 16.20 g/t gold from hole 01GM-05.

A second drilling and exploration phase was completed on the Kena Property in late 2001 and early 2002. This exploration program consisted of expanded geochemical and induced polarization geophysical surveys, followed by 5,787.66 metres of reverse circulation and diamond drilling in the Gold Mountain Zone. The results of this exploration program show that the gold soil geochemical anomaly over the Gold Mountain Zone extends north and west from the initial survey area to cover an area 3300 by 1400 metres in size. Drilling in the discovery trench area located wide zones of "bulk tonnage type" gold mineralization with many holes returning core intervals of greater than 100 metres width averaging better than 1 g/t gold. Also, the drill program found numerous "high grade" gold intervals with one or more 2 metre samples running greater than 5 g/t gold in many of the drill holes. Two 'bonanza grade" intervals were found, in hole 01GM-03 where 1.23 metres assayed 240.07 g/t gold in the intrusive and in hole 01GM-08 where 2.00 metres assayed 172.10 g/t gold in the volcanic.

Great Western Zone

In 2001, Sultan expanded the Gold Mountain soil grid farther west to cover the Great Western Zone. An area of 1100 by 500 metre in size, with very high gold soil values, was outlined in the Silver King intrusive and along its western contact with the Elise volcanics.

Three Friends, Euphrates And Gold Cup

Due to the success of the trenching program in the Gold Mountain Zone, in late 2000 additional ground was acquired by staking to the south of the originally optioned Kena Property along the trend of the favourable Silver King intrusive unit. During staking, three historic workings from the early 1900s were discovered and returned some very encouraging gold, silver and copper results from rock samples.

In 2001, a large soil grid was put in for 9.6 kilometres south from the existing South Grid to cover the extent of the Silver King intrusive. Grid lines were run at 200 metre spacings with 50 metre soil stations. Six small areas with elevated gold soil values were found, three of which correlate to historic workings.

Geological Setting

Regional Geology (After Hoy and Dunne, 1997)

The Kena Property is underlain by the Elise Formation of the Jurassic age, Rossland Group Volcanic package that has been intruded by the Silver King Porphyry also of Jurassic age. The Rossland Group is in the southern Omineca Crystalline Belt, an uplifted zone of variably metamorphosed and deformed Proterozoic to Tertiary rocks that straddles the boundary between accreted terranes and ancestral North America. The belt includes a series of structural culminations, typically cored by Paleoproterozoic crystalline rocks, and flanked in the intervening depressions by rocks similar to those in the Foreland Belt to the east. These rocks are structurally overlain by accreted rocks of the Slide Mountain and Quesnell terranes.

The Omineca Crystalline Belt comprises an imbricated succession of thrust sheets that were transported eastward in Mesozoic time. This tectonism was accompanied by intrusion of granitic bodies and localization of a variety of structurally controlled vein deposits. In early Tertiary time, regional extension resulted in local uplift of core complexes as cover rocks were displaced along low angle normal faults. This extension was associated with widespread mafic volcanism, intrusion of alkalic rocks and, locally, vein and shear-hosted mineralization.

The Rossland Group is traditionally regarded as the most eastern belt of volcanic rocks within Quesnellia, a terrane that comprises dominantly arc volcanics and associated sediments that were accreted to North America in Middle Jurassic time. These rocks tectonically overlie pericratonic rocks of the Kootenay Terrane or miogeoclinal Proterozoic to lower Paleozoic rocks that were deposited on the western ancestral margin of North America. The tectonic boundary between Quesnellia and pericratonic or cratonic rocks is locally marked by mafic volcanic rocks and associated ultramafics of the Slide Mountain Terrane, interpreted to record deposition in a marginal basin or back-arc setting that separated Quesnellia from North America. Overlap assemblages, rocks deposited after collision of accreted rocks with North America, include (in the Rossland-Nelson area) the Cretaceous Sophie Mountain Formation and Eocene Marron Formation.

Local And Property Geology

In Part I – Stratigraphy and Tectonics of the Early Jurassic Rossland Group (Bulletin 102) by Hoy and Dunne, the Elise Formation volcanics on the Kena Property are described under the subheading "Highway 6 Section, South of Nelson" (which bisects the Kena Property). The following is summarized from the above referred to publication:

Elise Formation

A complete section of the Elise Formation is exposed in the east limb of the Hall Creek syncline along Highway 6 south of Nelson. It has been subdivided into a lower and upper division. The lower Elise lies with apparent conformity on sedimentary rocks of the Ymir Group; a few argillite beds persist through the lower part of the lower Elise. It is a sequence of dominantly mafic flows and flow breccias, minor lahars and tuffs up to one kilometre thick.

A coarse-grained augite porphyry flow breccia is the dominant lithology of the lower Elise. Clasts and matrix are essentially augite porphyry with euhedral to subhedral augite or augite pseudomorphs up to one centimetre in diameter in a finer grained matrix of secondary plagioclase, biotite, chlorite, epidote and carbonate. Massive augite porphyry flows, with little evidence of brecciation, are not common.

The upper Elise in the Highway 6 section is a sequence of mafic to intermediate flows, tuffs and minor epiclastic deposits up to 2500 metres thick. A number of cyclical sequences of pyroclastic rocks that typically grade upward from lapilli tuff to crystal tuff or fine tuff are common. Augite porphyry flows and flow breccias are a minor constituent.

The dominant lithology of the upper Elise in the Highway 6 section is a plagioclase-augite lapilli tuff of andesitic to shoshonitic composition. Clasts are generally darker than their matrix due to the preferential alteration of the fine-grained matrix to calcite, epidote and secondary plagioclase.

Crystal tuffs are commonly a lateral or vertical facies of the lapilli tuffs and are similar in composition. They are characterized by up to 20 percent plagioclase and typically only a few percent augite. The crystal tuffs are generally massive; only rarely is layering noted. However, a penetrative foliation, conspicuous in most outcrops, may mask many primary features.

Fine mafic tuff occurs as dark green, fine-grained layers commonly associated with augite porphyry units. Several percent broken, commonly sausseritized plagioclase phenocrysts, less than one millimetre in diameter, and rare quartz crystals are the only primary textures preserved in the tuff. A penetrative foliation is defined by aligned biotite.

Silver King Intrusions

A number of generally highly deformed feldspar porphyries, referred to as the Silver King intrusions occur within the Elise Formation south of Nelson. They have been dated as Aalenian to Toarcian and are interpreted to be collisional granitoids. Many are associated with copper, gold and silver mineralization.

The main Silver King intrusive body can be traced southeast from Giveout Creek, one kilometre south of Nelson. Several smaller lenses border this intrusion and others occur on the western slopes of Mount Elise. Outcrops of Silver King intrusions are typically cream-coloured and form resistant ridges. Contacts with Rossland Group rocks are either sharp and discordant or intensely sheared. The Silver King pluton is sheared along its margins. Commonly, smaller lenses form sericite phyllites that resemble, and have been mapped as, foliated felsic volcanic rocks. These contact relationships and the foliated to massive nature suggest that the Silver King intrusions are a pre to synkinematic suite.

The Silver King plutonic rocks are porphyritic, characterized by 30 to 60 percent euhedral to subhedral plagioclase phenocrysts, 5-10 millimetres in size in a fine-grained greenish grey groundmass. Quartz content ranges from 1 to 2 percent; grains are commonly resorbed which may indicate a high-level of intrusion. Generally, primary mafic minerals are not preserved although acicular secondary hornblende needles are locally observed. Accessory sphene and ilmenite are common; apatite is rare.

The Silver King intrusion has been strongly altered and sheared. Plagioclase twinning is commonly obscured by intense saussuritization and the inner zones of the phenocrysts are replaced by clusters of sericite needles. Mafic minerals are almost totally replaced by chlorite and calcite. The groundmass comprises abundant secondary albite, epidote, carbonate and often 10 to 50 percent interlocking aggregates of quartz grains and sericite "mats".

Based on major element chemistry, Silver King intrusive samples are dominantly quartz monzodiorites and granodiorites. Some samples plot in the tonalite and quartz diorite fields. Most Silver King samples plot in the calcalkaline field on a total alkali-silica plot, in contrast with high-K or alkaline character of many synvolcanic Early Jurassic plutons.

Gold Mountain Zone

The Silver King intrusive outcrops along much of the western margin of the property as a topographically significant ridge. In the Gold Mountain Zone, the eastern margin of this large body of Silver King intrusive is in contact with the adjacent Elise Volcanics on a relatively flat plateau area at about 1400 metres elevation, where poor outcrop exposure occurs.

In the Gold Mountain Zone, the Silver King unit is a coarse to medium-grained plagioclase-hornblende porphyry. This unit is locally siliceous and in places weakly to strongly flooded with secondary potash feldspar. The plagioclase is weak to moderately sericitized, and hornblende is weak to locally highly chloritized. Epidote alteration is evident in many areas. The porphyry is locally mineralized with 1 to 5% disseminated pyrite, traces of molybdenite, chalcopyrite and malachite, and stringers and disseminations of magnetite and specular hematite.

Alteration patterns can be seen in the intrusive rocks in the Gold Mountain Zone. Alterations include K-spar (potassic), epidote, pyrite, magnetite, pyrite+magnetite, with tourmaline, pyrrhotite, hematite and chalcopyrite also being noted.

Exploration

Rock Sampling Techniques

Rock samples were collected during the course of mapping, predominantly in the vicinity of historic workings. Rock samples collected in the field consist of chip samples across mineralized structures or portions of outcrop, wherever possible. Where sufficient outcrop exposure did not allow for chip sampling, grab samples were collected. Grab samples consist of two to three fist size pieces of rock representing a certain lithology or mineralization style. Chip samples were collected as continuous rock chips of about golf ball size taken across a specified width along an outcrop, usually perpendicular to mineralizing structures. Sample sites were marked in the field with labelled flagging tape or spray paint. Samples were put into correspondingly labelled plastic bags and shipped to the laboratory for analyses.

Rock samples were shipped from site, directly to ACME Labs Ltd. in Vancouver, BC by trucking company. All sample preparation was done at the laboratory by their staff. In the laboratory, rock samples were initially jaw crushed and a 250 gram sub sample was riffle split out of the original sample. This sub sample was further crushed to –200 mesh, sieved and fire assayed for gold and analysed for 30 additional elements by the ICP method.

Rock Sample Results

Table III summarizes significant results of the surface rock grab and chip sampling program.

TABLE III – ROCK SAMPLE RESULTS

SAMPLE #	SHOWING	Au (g/t)	Ag (g/t)	Cu (ppm)
BGM-001	GOLD MOUNTAIN	0.82	0.9	16
BGM-002	GOLD MOUNTAIN	2.64	0.5	58
02LGM-2	GOLD MOUNTAIN	0.37	<0.3	5
02J-GM-3	GOLD MOUNTAIN	1.21	<0.3	6
BGW-001	GREAT WESTERN	**7.90**	0.9	73
BGW-002	GREAT WESTERN	**9.49**	0.4	10
BGW-003	GREAT WESTERN	0.96	0.6	77
BGW-004	GREAT WESTERN	0.36	0.3	39
BGW-007	GREAT WESTERN	**119.30**	20.9	50
BGW-008	GREAT WESTERN	0.54	0.7	42
BGW-009	GREAT WESTERN	0.83	<0.3	5
BGW-014	GREAT WESTERN	1.41	0.7	13

SAMPLE #	SHOWING	Au (g/t)	Ag (g/t)	Cu (ppm)
BGW-015	GREAT WESTERN	**5.98**	5.2	10
BGW-016	GREAT WESTERN	3.43	2.1	9
BGW-018	GREAT WESTERN	**5.87**	1.8	10
BGW-019	GREAT WESTERN	0.76	8.2	**9880**
BGW-020	GREAT WESTERN	1.91	9.8	1310
BGW-021	GREAT WESTERN	1.86	7.1	442
BGW-022	GREAT WESTERN	**4.72**	11.2	1223
BGW-023	GREAT WESTERN	0.57	1.9	7
02J-GW1	GREAT WESTERN	0.42	0.9	52
02J-GW2	GREAT WESTERN	0.68	1.1	103
02J-GW3	GREAT WESTERN	1.11	2.4	117
02J-GW8	GREAT WESTERN	0.77	1.6	48
02J-GW9	GREAT WESTERN	0.31	0.4	17
02J-GW10	GREAT WESTERN	0.50	1.2	23
02J-GW11	GREAT WESTERN	0.57	1.2	39
02J-GW12	GREAT WESTERN	0.47	0.9	41
02J-GW13	GREAT WESTERN	1.03	1.8	27
02J-GW14	GREAT WESTERN	0.68	1.0	19
02J-GW15	GREAT WESTERN	0.30	<0.3	15
02J-GW16	GREAT WESTERN	0.40	0.3	8
02J-GW17	GREAT WESTERN	0.29	<0.3	6
02J-GW18	GREAT WESTERN	0.47	0.3	4
02J-GW19	GREAT WESTERN	0.31	<0.3	6
02J-GW22	GREAT WESTERN	0.45	<0.3	7

SAMPLE #	SHOWING	Au (g/t)	Ag (g/t)	Cu (ppm)
02J-GW23	GREAT WESTERN	0.50	0.3	6
02J-GW25	GREAT WESTERN	0.71	0.4	12
02J-GW30	GREAT WESTERN	0.46	0.3	7
02J-GW44	GREAT WESTERN	1.47	1.0	90
02DEM05	GREAT WESTERN	0.41	1.6	34
02DEM06	GREAT WESTERN	0.82	1.3	33
02DEM07	GREAT WESTERN	0.80	1.2	27
02SM04	GREAT WESTERN	0.31	0.5	24
BST-001	STARLIGHT VEIN	**22.50**	**150.9**	395
BST-002	STARLIGHT VEIN	**21.83**	**88.6**	**13783**
BST-003	STARLIGHT VEIN	**11.52**	**161.0**	**20359**
BST-004	STARLIGHT VEIN	**5.93**	5.4	447
BST-005	STARLIGHT VEIN	2.62	4.3	522
BST-006	STARLIGHT VEIN	0.72	6.4	1370
BST-007	STARLIGHT VEIN	0.71	4.7	806
BST-012	STARLIGHT ADIT	1.28	9.4	3672
BST-013	STARLIGHT ADIT	1.51	4.5	1979
BST-016	STARLIGHT ADIT	1.82	5.8	1461
BST-017	STARLIGHT ADIT	0.50	0.7	15
BVJ-1	VICTORIA-JESSIE	**10.19**	9.2	5
BVJ-2	VICTORIA-JESSIE	**11.45**	5.7	73
BDB-1	DAYLIGHT-BERLIN	**10.94**	1.5	102
BDB-2	DAYLIGHT-BERLIN	**5.66**	4.1	47
BDB-3	DAYLIGHT-BERLIN	2.02	1.1	692

SAMPLE #	SHOWING	Au (g/t)	Ag (g/t)	Cu (ppm)
BDB-6	DAYLIGHT-BERLIN	0.90	0.3	11
BCB-3	CARIBOO	0.99	13.4	111
BCB-4	CARIBOO	**4.53**	**82.7**	122
BCB-5	CARIBOO	3.21	**56.7**	119
BCB-6	CARIBOO	2.21	22.7	236
BCB-8	CARIBOO	1.59	25.8	135
BCB-9	CARIBOO	**24.86**	**53.6**	210
BCB-10	CARIBOO	3.32	**61.9**	253
BCB-13	CARIBOO	1.02	20.7	168
BCB-14	CARIBOO	3.42	**56.0**	286
BCB-15	CARIBOO	**4.20**	**95.2**	327
BCB-16	CARIBOO	2.47	**53.8**	123
BCB-17	CARIBOO	1.59	**41.9**	330
02CA-09	CARIBOO	**4.24**	27.1	94
02SG-8	SOUTH GOLD	0.28	1.2	1044
02SG-9	SOUTH GOLD	1.37	4.1	1182
02SG-10	SOUTH GOLD	0.34	0.3	20
02SG-14	SOUTH GOLD	**17.45**	**121.6**	**11114**
JFK-2	KENA GOLD	0.44	<0.3	9
BTN-001	TOUGH NUT	3.31	4.7	105
BTN-004	TOUGH NUT	0.75	12.4	107
BTN-005	TOUGH NUT	0.54	4.2	175
BTN-007	TOUGH NUT	0.73	1.5	51

During 2002, limited rock sampling was done in the Gold Mountain Zone, but a few samples were collected over newly discovered workings located near L15N, 6+25W. Sample BGM-001 was a grab sample of quartz vein material from the dump of this working and BGM-002 was a chip sample across a 10 centimetre wide vein and 25 centimetre of altered intrusive wall rock. 02J-GM3 is a grab sample of intrusive with quartz-molybdenite stockworking from L13N, 3+00E.

Rock sample results for the Great Western area show widespread gold mineralization throughout, which correlates to the high gold soil values found within the Silver King intrusive. Samples with the prefix BGW are from the historic workings and are predominantly grab samples of quartz vein material with the exception of sample 014, which is a 1 metre chip sample. As can be seen from the listed gold results above, there are some very high gold values from the historic workings, as well as occasional elevated silver and copper values.

Samples with the prefix "02J-GW", are one to two metre chip samples collected from outcropping Silver King intrusive along an old road cut that crosses the Great Western Zone gold soil anomaly. Several of these samples assayed 0.5 g/t gold or better. Samples labelled 02DEM are 1 to 2 metre chip samples collected between the Great Western and Gold Mountain Zones, with samples 05 and 06 being from outcrop containing numerous sheeted quartz veins and sample 07 being located immediately adjacent to a large mafic dyke.

Along the Starlight Trend, from north to south the following workings were sampled: the Starlight, Victoria-Jessie, Daylight-Berlin and Cariboo. Samples BST-001 to 007 were collected from old trenches along the Starlight vein. Sample 002 was a grab of the best sulphide rich dump material and the remainder of the samples were chip samples. Interestingly sample 001 was a 1 metre chip sample across the main Starlight vein in an area of "bull" looking quartz but its gold assay was slightly higher than sample 002, the grab of the "best-looking" dump material, indicating that the gold is not necessarily tied up with the sulphides. Samples 003 to 005 were chip samples along strike on the main vein of widths of 25, 70 and 60 centimetres, respectively. Samples 006 and 007 were 0.45 and 1 metre chip samples of wall rock either side of the main vein.

Samples BST-012, 13, 16 and 17 were collected from the Starlight adit with samples 012 and 013 each being 2 metre chip samples of pyritic chlorite-sericite schist wallrock. Samples 016 and 017 contained quartz-carbonate veinlets. Samples BVJ-01 and 02 are from the main Victoria-Jessie working with sample 01 being a grab of quartz vein material from the dump and 02 being a 1 metre chip sample of quartz vein with inclusions of pyritic volcanics. BDB-01 to 03 are grab samples collected from the dump at the main Daylight-Berlin workings. BDB-06 is a grab sample of vein material from an old trench.

Samples with the prefix BCB are all chip samples from the Cariboo workings. Samples BCB-03 to 06 are 1.0 to 1.7 metre chip samples from Trench 1, samples BCB-08 to 10 are 0.6 to 1.2 metre chip samples from Trench 2 and samples BCB-14 to 17 are 0.6 to 1.0 metre chip samples from Trench 3. Sample 02BCA-09 is an 80 centimetre chip sample collected from the mineralized trend between trenches 2 and 3. Samples BCB-04, 09 and 02CA-09 are from a quartz-carbonate vein or replacement zone (more likely) and sample BCB-16 is from a quartz vein. The replacement zone and the altered chlorite-sericite schist wall rock contain finely disseminated pyrite, chalcopyrite, galena, sphalerite and molybdenite.

In the South Gold Zone, two samples returned significant gold values. Sample 02SG-09 was a grab sample of pyritic volcanics and sample 02SG-14 was from a 20 centimetre wide quartz vein with chalcopyrite in the Silver King intrusive.

At the Tough Nut very little work was done in 2002. During a property orientation tour a few samples (BTN-1 to 7) of quartz-carbonate altered pyritic volcanic tuff were collected. Elevated gold was found in samples 01, 04, 05 and 07.

Geochemistry

During the 2002 exploration program, a total of 2326 soil samples were collected from four grid areas. Soil samples were collected from the Gold Mountain and Kena Grids where extension lines from the 2000 and 2001 surveys were put in to grid west at 100 metre spacings with samples collected at 25 metre intervals along the lines. These grid extensions cover the newly acquired Starlight and Cariboo trends. At the South Gold Zone, eleven 100 metre spaced lines were extended to grid west to cover the southern extent of the Silver King intrusive unit.

Samples were taken from the 'B' soil horizon whenever possible, and were collected using a mattock or shovel. Sample sites were labelled with fluorescent flagging with the station number recorded on it, and soil was placed in correspondingly labelled Kraft soil bags. All soil samples were shipped to ACME Labs Ltd. in Vancouver for analyses. In the laboratory, samples were dried, sieved to –80 mesh and the fine fraction analyzed for gold by the wet geochemistry method and for 30 elements by the ICP method. ACME Labs Ltd.

The northern portion of the Kena Property is termed the Gold Mountain Grid. The eastern portion of the grid has 50 metre spaced soil lines which were run in 1990 by Noramco, and the western portion of the grid has 100 metre spaced soil lines run in 2000, 2001 and 2002 by Sultan Minerals. The Elise Volcanic – Silver King Porphyry contact runs roughly perpendicular to the grid lines at approximately 4+00E. This grid covers the Gold Mountain Zone centred from L0, 3+00E to L26N, 4+50E, where the zone is about 600 metres wide and trends approximately 130°. The Gold Mountain Grid also covers the Great Western Zone from L13N to L24N, averaging 400 to 500 metres wide centred at 12+00W, and the Starlight Trend that runs from L0, 10+00W to L19N, 17+50W. The Starlight Trend continues south onto the Kena Grid and where it runs through the Cariboo workings. The historic Starlight workings are located between L16N and L17N at 17+00W, the Victoria-Jessie workings at L13N, 16+25W and the Daylight-Berlin workings at L7N, 12+00W.

In the expanded Gold Mountain Grid area, it can be readily seen that the gold in soil values over the Silver King Porphyry and contact area are considerably higher than those within the adjacent volcanics. A 600 to 1400 metre wide band of gold soil values greater than 50 ppb can be seen trending at 130° for the length of the Gold Mountain Grid (nearly 3 kilometres). The centre of this anomalous gold zone runs from L0N, 3+00E to L26N, 4+50W. North of line L27N, gold values are spotty along the sample lines up to line L33N.

A strong gold soil anomaly also occurs over the Great Western Zone from L19N to L24N, centred at 12+00W, located within the Silver King intrusive where surface rock samples reflect widespread bedrock gold mineralization. The highest gold soil value over the intrusive in this area is 1259 ppb at station 21+00N, 11+25W. This portion of the soil anomaly is the strongest and most cohesive gold soil anomaly in the large Gold Mountain Grid.

The intrusive-volcanic contact trends diagonally through the Great Western area from L13N, 8+75W to L22N, 13+50W. In the volcanic, southwest of the contact, high gold soil values form linear bands running perpendicular to grid lines. Toward the west, this area has spotty but thick layers of basal till which has likely masked or displaced portions of this anomaly. The highest gold in soils over the volcanic is 2614 ppb at L15N, 11+75W.

Gold values along the Starlight trend are also affected by areas of basal till and have had some masking and remobilization of anomalies. At the Starlight workings, gold values of 814 ppb and 4168 ppb (stations 16+00N, 17+00W and 17+00N, 17+00W, respectively) are from soils collected near the old workings and are probably contaminated. At the Victoria workings (13+00N, 16+25W), gold in soils is 50 ppb and at the Daylight-Berlin workings (7+00N, 12+00W) gold in soils is 82 ppb. Generally, along the Starlight Trend, gold values in soils are less than 200 ppb, with the exception of the area of the Starlight workings and station 2+00N, 10+50W which ran 460 ppb gold.

Copper soil values over the Gold Mountain Grid show the central portion of the grid as an area of low copper values relating to the Silver King intrusive. The eastern contact of the intrusive runs along 4+00E and has elevated copper values associated with it (probably coming from the volcanic unit). Within the Silver King intrusive, from L8N to L17N, centred at 0+00 on the grid has a linear copper high, and between this linear high and the contact at 4+00E, copper values are weakly elevated.

Within the volcanics on the west side of the grid, some spotty high copper values can be seen along the Starlight Trend, where chalcopyrite is found in the veins and stockwork zones. On the east side of the grid, the volcanic along the contact area shows high copper soil values. Farther east into the volcanic from L5N to L16N, centred at 9+00E is an average 300 metre wide strong copper soil anomaly which relates to the Dighem Zone, previously identified (by earlier exploration companies) as a VMS target. It is interesting to note (although not plotted in this report) that strong zinc and arsenic soil anomalies also correlate to the Dighem Zone.

The Kena Gold Zone shows up very well with gold soil geochemistry as an average 300 metre wide anomaly trending from L44N to L52+50N, centred on 48+75W. The southwest corner of this grid was sampled in detail during 2002, from L38N to L45N, between stations 54+00W to 60+00W. Along the west side of the Kena Grid are outcrops of Silver King intrusive and spotty high gold soil values relate to the intrusive. The highest value within the intrusive is 1272 ppb gold on L38N, station 58+25W. L50N to L56N have been extended to the west from 54+00W to 72+00W, to cross the intrusive and go through the volcanic to the west, across the historic Cariboo workings. The Cariboo workings are located at L53N, 65+75W. A linear, single station gold soil anomaly trends through the Cariboo workings and for the length of the grid approximately perpendicular to the grid lines, showing the mineralized trend that hosts the Cariboo. This mineralized trend is the southern extension of the Starlight Trend seen on the Gold Mountain Grid to the north. Along the far western edge of the Kena Grid extension is a gold soil anomaly running diagonally across the grid, with a highest gold value of 574 ppb at L53N, 70+00W.

The South Gold Zone shows up very well by gold soil geochemistry as a strong, cohesive anomaly trending from L87N to L94N, centred at 5+00W. The strongest gold in soils is 2570 ppb at L88N, 5+25W. The South Gold Zone is located entirely within the volcanic unit to the east of the Silver King intrusive. In 2002, L87N to L97N were extended to 18+00W to cross the intrusive unit. Only occasional single station gold soil anomalies were found over this grid extension.

A moderate copper soil geochemical anomaly coincides with the South Gold Zone gold soil anomaly. To the east of the South Gold Zone is a much stronger copper anomaly which defines the Kena Copper Zone. This copper geochemistry trends from L81N, 5+00W to L101N, 1+00E. This anomaly averages 400 metres in width and has several stations of >1000 ppm copper.

Geophysics

Induced Polarization Survey

The Induced Polarization (IP) survey, conducted by Peter E. Walcott and Associates Ltd. over L0N to L33N on the Gold Mountain Grid, used the pole-dipole technique with a 25 metre dipole to measure apparent chargeabilities and resistivities. The purpose of the IP survey was to ascertain the IP response of the gold bearing sulphide mineralization in the Silver King Porphyry and to use this response in an effort to outline this mineralization and other similar occurrences.

A strong chargeability response was obtained over the observed sulphides in the "discovery" trench area on L11N circa 3+00E as clearly shown on the stacked pseudo-section plots of apparent chargeability. This shows good correlation with elevated gold soil results. A complex zone of high chargeability trends across the surveyed lines. The response is stronger at depth on the northern lines. The causative source(s) exhibit depth extent as shown by the stronger responses on the deeper separations as illustrated on the pseudo-sections.

The area surveyed exhibited high overall resistivity – low conductivity – as shown on the pseudo-sections and contour plans of the first and third separation resistivity measurements. Lower resistivities are associated with the core of the chargeability response between 5+50N and 11+00N. A narrow resistivity low feature is discernible trending northward across the grid between 7+00N and 15+00N. This is associated with lower chargeability readings and would appear to break the IP responses into two zones.

Smooth model inversion was carried out on the results from all the traverses. These models show the unlimited depth extent of the sulphide mineralization – the interpreted causative source of the chargeability response – in the context of the survey investigation depth. The north trending break is clearly discernible with the stronger response of the southern body. The models suggest that trenching and excavation work would be satisfactory as an initial investigation tool for the causative source of the southern body, but that borehole investigation is necessary for the northern body.

In conclusion, the chargeability results show a large complex zone of highly anomalous readings trending northwest across the area surveyed and open at both its southern and northern extremities. Its causative source is thought to be attributable to sulphide mineralization in the underlying intrusive rocks. The mineralization appears to be shallow in the south but deeper going north. Smooth inversion modeling suggests that the mineralization extends to the maximum investigative depth of the survey, circa 80 metres.

Airborne Radiometrics and Magnetics

Late in 2003 a Fugro helicopter assisted airborne radiometrics and magnetics survey was flown over the northern portion of the Kena Property. An area of 7 by 3 kilometres was surveyed with 100 metre spaced flight lines.

The regional magnetic map shows a large magnetic low some 18 kilometres in length trending northwestwards through the property. Its eastern extent appears spatial related to the Cottonwood Creek and Salmo River stream beds. Two east-west offsets are visible, one in its centre region in the Great Western - Gold Mountain - Shaft area, and the other in the south along the bend in the Salmo River. Fourteen known showings and former small producers (information from BC Government Minfile) lie within this low.

This regional magnetic low and other magnetic features appear to have little to do with the surface geological units as seen by comparison with the regional geology after Hoy & Dunne. This is well illustrated by comparing the geology with the vertical gradient results from the low level heliborne survey where shallow source magnetic features can be seen trending northwesterly through both rock units.

The large magnetic low feature appears to represent a down faulted block that has undergone subsequent intense alteration with the destruction of most of the magnetic material, and as a consequence exhibiting zero magnetic susceptibility. Gold mineralization, as suggested by the geochemical results, for the most occupies this low.

The helicopter borne magnetic survey shows good correlation with the regional with respect to the stronger and larger magnetic features. The large (area) magnetic high in the northeast corner is better defined by the 100 metre flight line spacing, and thus has a somewhat different shape and strike direction. It should be mentioned here that as expected the heliborne magnetic results showed excellent correlation with those from the previous Dighem survey (1980s).

A narrow shallow, 6 kilometre long, positive magnetic feature can be observed trending across the eastern part of the survey area. This feature strikes north northwesterly in its northern part where it is better defined, and northwesterly to the south where its magnitude tails off. This steeply dipping dyke-like magnetic intrusive corresponds to the dioritic dyke described by Hoy & Dunne. Its contact with the volcanics is not recognizable in holes drilled across the same in the vicinity of the Cat and Shaft showing except on the basis of magnetic susceptibility, so the regional metamorphism must have been intense, or it was only magnetite intruded into the volcanic package and not a different rock. The Cat, Shaft, Kena and South Kena Copper-Gold Zones all lie along or are spatially related to this feature, the mineralization of which was presumably brought in by hydrothermal solutions along the same conduit(s) before or after those that brought in the magnetite.

Similar sub parallel and more subtle positive magnetic features are discernible in the underlying Silver King rocks in the northeastern part of the survey area on the plot of the vertical gradient. These are better defined on the plot of the high frequency magnetics, a plot of the short wave length responses of shallow narrow sources. These could also be attributable to magnetite brought in by hydrothermal solutions as aforementioned.

Holes 01GM-20, 02GM-53 and 02GM-62, widely spaced holes drilled into and across one of these northwest trending features, all intersected narrow high grade gold mineralization in the hanging wall in close proximity to intrusive dykes and/or zones of higher magnetic susceptibility. This could suggest that the gold mineralization came in along the same conduits before or after the dykes and/or magnetic intrusions.

The radiometric survey appeared to be adversely effected by the overburden and did not make any additional contribution to the understanding of geology and mineralization.

Trenching

During the 2000 and 2001 exploration programs, 21 trenches were excavated in the Gold Mountain Zone of the Kena Property. Trenches were put in using a Hitachi EX100 excavator to an average depth of 2 to 3 metres. Trenches were mapped and chip sampled along continuous 3 metre intervals for the length of each trench.

Chip samples were collected by hammer and chisel, and are a continuous sample of golf ball size rock chips. The 3 metre samples each represent about 10 kilograms of material. The chip samples were placed in poly bags labelled with the trench number and sample interval, and were shipped to ACME Labs Ltd. in Vancouver for analyses. In the laboratory the samples were crushed and screened to –200 mesh, and in some instances the coarse fraction examined for metallics, and the fine fraction analyzed for gold by fire assay. All samples were also analyzed for 30 additional elements by the ICP method.

2000 trenches TR-1 to TR-6 were initially excavated, and define the "discovery" area of the Gold Mountain porphyry mineralization. They are centred on L11N, 3+00E and cover an area of approximately 120 metres by 95 metres which gave a combined assay value of 1.43 g/t gold over the entire 187.2 metre trenched length.

Trenches TR-1 to TR-14, 01TR-1 and 01TR-3 to 01TR-5 uncovered predominantly mid Jurassic Silver King Porphyry. Trenches TR-2, TR-5, TR-8 and 01TR-2 crossed the contact and extended for several metres into the lower Jurassic Elise Volcanics. Sulphide content and gold mineralization does not differ substantially between the volcanics and the porphyry intrusive in these trenches. TR-15 and 01TR-6 are located entirely within the Elise Volcanics in a high chargeability area as defined by the IP survey. These trenches expose strongly sericitic and chloritic, well foliated andesites. Massive limonite and goethite mineralization occurs roughly parallel to the foliation planes, indicating the former presence of heavy (massive?) sulphide mineralization. Anomalous, gold, silver, lead, zinc and copper values were obtained from chip samples collected across the oxide bands.

Sulphide mineralization found in the trenches consists of disseminated blebs and fracture fillings of pyrite with occasional weak chalcopyrite. The fracture filling pyrite is often accompanied by (or entirely replaced with) limonite and/or goethite. The disseminated pyrite is very shiny and fresh appearing, with the irregular shaped blebs tending to be coarser in the fresher appearing (less altered) Silver King Porphyry. Total sulphide content varies from 1 to 5%, with local narrow widths of up to 20%. Gold content does not always vary with sulphide content.

Table IV below shows results from chip samples collected during the trenching program. The gold results are reported in grams per tonne.

TABLE IV

TRENCH SAMPLE RESULTS

TRENCH #	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)
TR-1 (2000)	0	49	49	**1.58**
Including	15	18	3	**6.26**
TR-2 (2000)	0	55	55	**1.26**
Including	49	52	3	**3.86**
TR-3 (2000)	0	22.2	22.2	**2.30**
Including	6	9	3	**11.38**
TR-4 (2000)	0	20.5	20.5	**1.43**
Including	3	6	3	**4.92**
TR-5 (2000)	0	27	27	**0.84**
Including	24	27	3	**1.51**
TR-6 (2000)	0	9	9	**0.20**
TR-7 (2000)	0	6	6	**0.58**
Including	2	4	2	**1.29**
TR-8 (2000)	0	39	39	**0.78**
Including	6	9	3	**1.61**
TR-14 (2000)	0	24	24	**0.51**
Including	21	24	3	**1.12**
01TR-2 (2001)	0	24	24	**1.28**
Including	21	24	3	**2.35**
01TR-4 (2001)	0	36	36	**0.22**
Including	6	9	3	**1.31**
01TR-5 (2001)	0	84	84	**0.29**
Including	60	63	3	**1.21**
01TR-6 (2001)	0	15	15	**0.79**
Including	12	15	3	**1.44**

The gold mineralization uncovered by the 2000 and 2001 trenching programs remains open on surface to the south, east and west, and at depth (as shown by the Induced Polarization survey results) to the north. Trench results indicate that gold mineralization in the Silver King intrusive is extensive and appears to be reasonably homogenous over wide widths.

Mineralization

Gold Mountain Zone

The Gold Mountain Zone lies in the northern portion of the Kena Property, north of Gold Creek. Alteration mapping and structural geological studies show that elevated gold values in the intrusive are related to areas of strong potassic alteration, increased pyrite content and high fracture densities. Gold occurs as tiny grains of free gold located within quartz veins, adjacent to pyrite patches and finely disseminated in the intrusive or volcanic matrix.

Diamond drilling completed to date has found four different styles of gold mineralization over this large mineralized area. All four gold mineralization types have the potential to host economically significant gold deposits. The four styles are referred to as 1) the high grade gold magnetic corridor; 2) the intrusive-volcanic contact; 3) the bulk tonnage zone; and 4) the bonanza shoots.

1) The high grade corridor occurs immediately to grid west of the Gold Mountain Zone discovery area, where the majority of drilling to date has been conducted. This corridor shows up very prominently on the airborne magnetic survey map (both total field and vertical gradient) and has only three diamond drill holes crossing it. These holes were collared at 2+00N, 9+00N and 21+00N (over a strike length of 1.9 kilometres) and each of the holes had 2 metre intercepts of high grade gold mineralization.

2) The intrusive-volcanic contact has been crossed by numerous drill holes. In many of these drill holes, the contact has assayed intervals with widths of 4 to 10 metres or more that have variably elevated gold values (often averaging better than 5 g/t gold). Elevated gold along the contact has been found from 6+00N to 11+50N (a distance of 550 metres). The most consistent area of high gold values along the contact is found in the discovery area near L11+00N where the gold mineralization remains open along the contact to depth.

3) The bulk tonnage, low grade gold area was the initial focus of Sultan's early drill programs. Many of the discovery area drill holes have broad zones of >1 g/t gold values. With the recent increase in gold price, the excellent infrastructure in this region and metallurgical studies pointing to easy gold recovery, a low cut off grade can be assumed for a large bulk tonnage deposit. Of the 62 holes drilled in the Gold Mountain Zone (over an area of 1.9 by 0.5 kilometres), 43 holes averaged >0.3 g/t gold over their entire lengths (averaging 200 metres) indicating that the low grade gold zone remains open.

4) The bonanza shoots of very high grade gold mineralization have been found in the Gold Mountain Zone discovery area. In hole 01GM-03, a 1.23 metre interval assayed 240.07 g/t gold in the intrusive rock and in hole 01GM-08, a 2 metre interval assayed 172.10 g/t gold in volcanic rock. By orienting core with foliations parallel to the regional trend it appears that the high grade shoots (as seen by abundant small grains of visible gold) dip vertically and strike roughly parallel to the grid lines (and thus are parallel to the orientation of much of the drilling). Computer modelling will assist in directing further drilling of these bonanza shoots.

Due to the uniqueness of this bi-modal gold system, containing bulk tonnage porphyry style gold mineralization and narrower, very high grade gold shoots, and the large size potential as inferred from geology, geochemistry, geophysics, trenching and diamond drilling, additional work is warranted in the Gold Mountain Zone.

South Gold Zone

Gold mineralization (along with copper and silver), as seen from drill core assays, increases and becomes more widespread toward grid south. The prominent magnetic feature seen in the Gold Mountain Zone trends south through the Kena Gold Zone to the South Gold Zone (for a distance of over 5 kilometres) and may be important in controlling the gold mineralization regionally.

The gold grades from hole 02SG-04 are not very different from those encountered in the Gold Mountain Zone discovery area, although the South Gold Zone drilling lies entirely within the Elise volcanic package. In this hole, a high grade gold shoot lies within a broad zone of low grade gold mineralization. The high grade mineralization occurs in a rusty, pyritic, broken section of core while the lower grade halo appears to be related to silica/potassium alteration (as in the Gold Mountain Zone).

Great Western Zone

The broad widths of gold mineralization in the Great Western Zone are located within the Silver King intrusive and are associated with areas of increased quartz and quartz-sulphide veining or adjacent to magnetic lamprophyre dykes. Both the veins and the dykes are readily visible in core and a systematic drill program is required to determine their strike, dip and continuity.

Starlight Trend

Mineralization at the Starlight trend follows a strongly chargeable shear feature that is traceable by geophysics and by the presence of numerous historic workings for over 3 kilometres. The gold mineralization within this structure consists of both high grade quartz veins and broader lower grade stockwork zones. From the small amount of drilling done along this trend it appears that the gold mineralization is confined to about a 50 metre wide interval located between a series of mafic dykes.

Kena Gold Zone

Diamond drilling by previous property owners on the Kena Gold Zone, with results compiled by Sultan, shows that like the Gold Mountain Zone, high grade gold intervals are found within wide zones of lower grade gold mineralization. Computer modelling is required to evaluate the potential of the gold mineralization in the Kena Gold Zone.

New Showings

In late 2000, after the discovery of significant gold mineralization within the Silver King intrusive rocks of the Gold Mountain Zone, Sultan Minerals researched the regional geological setting of this unit. Additional ground was obtained in 2000, 2001 and 2002 by staking to the south of the original claim block, and by optioning claims to the north and west.

During the course of the staking program, the historic Euphrates, Gold Cup and Three Friends workings were located and sampled. Grab samples assayed up to 20.7 g/t gold and 2.59% copper from samples collected between 8 and 15 kilometres south of the Gold Mountain Zone.

Option agreements, reached with surrounding claim holders, have expanded Sultan's claim holdings to include the Tough Nut, Great Western, Cariboo, Starlight, Daylight-Berlin and Silver King Mine claim groups. All of these historic properties have known gold occurrences.

Drilling

Gold Mountain Zone

During June and July 2001, an initial 892.45 metres of diamond drilling, in seven holes was completed in the Gold Mountain Zone. Drill holes 01GM-01 to 01GM-05 were located in a section along L11N. Hole 01GM-06 was a step-out 50 metres toward grid south, while hole 01GM-07 was a 300 metre step-out to grid south. These diamond drill holes were laid out to test at depth the gold mineralization first identified in the 2000 "discovery" trenches.

Due to the success of the initial drilling, an expanded diamond drill program was undertaken from September to December 2001. An additional 3805.52 metres of drilling in holes 01GM-08 to 01GM-29, and deepening of holes 01GM-02 to 01GM-04 were completed during this program.

Holes 01GM-08 to 10 were collared along L11N, with each hole being a 75 metre step-back toward grid west from the previous hole (with hole 01GM-08 being a 75 metre step-back from hole 01GM-05). Holes 01GM-11 to 13, 15, 17, 18 and 22 were large step outs toward grid north of 100 to 700 metres distance. Holes 01GM-14, 16 and 19 to 21 were large step outs toward grid south of 200 to 700 metres distance. Drill holes 01GM-23 and 24 were collared along L11N mid way between previous holes 01GM-01 and 01GM-04 in order to intersect the intrusive-volcanic contact at a shallower depth. Holes 01GM-25, 26 and 28 were vertical holes collared either side of L11N designed to be short step outs from the very high grade intersection in hole 01GM-08. Hole 01GM-27 intersected both the intrusive-volcanic contact and drilled below the Cat showing at 13+10N. The final hole, 01GM-29 was located on L10N and was placed to test the depth extent of crosscutting quartz veinlets uncovered during road construction.

An additional 4 reverse circulation (R02GM-01 to 04) and 11 diamond drill holes (02GM-30 to 40) completed three section lines, about 200 metres wide, through the Gold Mountain Zone in early 2002. These holes infilled the section along L1100N and completed two additional sections along lines 1085N and 1070N.

During summer and fall of 2002, drilling continued with partner Kinross Gold Corporation for a total of 4280.49 metres in 25 holes in the Gold Mountain Zone, 1066.5 metres in 4 holes in the South Gold Zone, 398.38 metres in 2 holes in the Kena Gold Zone, 843.69 metres in 6 holes in the Great Western Zone and 866.12 metres in 6 holes along the Starlight Trend.

In the Gold Mountain Zone, diamond drill holes were laid out to test, at depth and along strike, the gold mineralization previously identified in "discovery" area. Holes with GM in the prefix are from the Gold Mountain Zone, those with GW are from the Great Western Zone, KG holes are from the Kena Gold Zone, SG holes are from the South Gold Zone and SL holes are from the Starlight Trend.

TABLE V

SUMMER/FALL 2002 DRILL HOLE COLLAR LOCATIONS

Hole #	Grid Northing	Grid Easting	UTM Northing	UTM Easting	Elevation (m)	Azimuth	Dip	Length (m)
02GM-10 (extension)	11+00N	0+07W	5475784	479137	1519	058°	-45°	359.05 (173.73ext)
02GM-41	10+90N	2+02E	5475875	479313	1483		-90°	354.83
02GM-42	10+76N	2+23E	5475873	479341	1484		-90°	251.00
02GM-43	10+17N	2+50E	5475843	479386	1480		-90°	195.07
02GM-44	10+21N	3+12E	5475879	479439	1474		-90°	122.53
02GM-45	11+50N	3+00E	5475974	479375	1479		-90°	168.55
02GM-46	9+00N	1+86E	5475717	479387	1485		-90°	254.20
02GM-47	5+00N	1+91E	5475381	479614	1472		-90°	207.26
02GM-48	6+00N	2+09E	5475466	479580	1470	235°	-89°	195.07
02GM-49	6+95N	2+09E	5475561	479524	1463		-90°	156.06
02GM-50	12+86N	3+56E	5476132	479342	1496	060°	-51°	128.63
02GM-51	2+02N	3+33E	5475208	479890	1412	060°	-50°	61.26
02GM-52	2+00N	1+44E	5475114	479748	1470	062°	-51°	216.41
02GM-53	2+00N	0+26E	5475069	479646	1507	060°	-51°	335.28
02GM-54	16+00N	1+75W	5476137	478752	1587	017°	-51°	128.63
02GM-55	16+00N	1+75W	5476137	478752	1587	110°	-50°	55.17
02GM-56	11+50N	4+00E	5476028	479452	1488	055°	-51°	87.17
02GM-57	13+21N	4+81E	5476214	479430	1495	060°	-50°	65.23
02GM-58	13+21N	4+81E	5476214	479430	1495	090°	-51°	62.79
02GM-59	11+10N	5+04E	5476048	479555	1482	060°	-50°	115.52
02GM-60	7+92N	4+53E	5475742	479672	1458	060°	-50°	118.87

Hole #	Grid Northing	Grid Easting	UTM Northing	UTM Easting	Elevation (m)	Azimuth	Dip	Length (m)
02GM-61	20+06N	2+81W	5476455	478428	1575	060°	-50°	220.98
02GM-62	21+01N	3+98W	5476498	478261	1573	060°	-50°	133.20
02GM-63	21+00N	7+04W	5476354	477999	1623	060°	-50°	261.52
02GM-64	19+00N	0+01E	5476481	478724	1533	060°	-50°	211.53
02KG-01	11+11N	2+93E	5474792	480688	1504		-90°	177.40
02KG-02	51+73N	52+25W	5474736	480245	1505	042°	-52°	220.98
02SG-01	93+05N	5+25W	5472802	481865	1650	040°	-51°	289.56
02SG-02	92+00N	6+35W	5472653	481860	1640	038°	-46°	300.23
02SG-03	91+16N	6+06W	5472622	481942	1605	040°	-52°	258.17
02SG-04	90+11N	6+15W	5472548	482032	1572	037°	-50°	218.54
02GW-01	22+55N	11+89W	5476212	477582	1468	150°	-50°	121.92
02GW-02	17+31N	9+75W	5475871	477984	1638	010°	-50°	129.54
02GW-03	19+10N	9+71W	5476026	477880	1618	000°	-50°	153.92
02GW-04	19+63N	10+75W	5476060	477741	1555	328°	-45°	135.64
02GW-05	24+01N	7+45W	5476559	477832	1540	045°	-50°	135.33
02GW-06	13+69N	11+59W	5475482	478018	1675	015°	-52°	167.34
02SL-01	16+56N	17+44W	5475436	477392	1562	060°	-50°	87.30
02SL-02	16+45N	17+73W	5475408	477363	1567	060°	-50°	113.75
02SL-03	16+31N	17+75W	5475381	477385	1565	060°	-50°	152.40
02SL-04	6+48N	11+90W	5474837	478388	1773	060°	-50°	122.83
02SL-05	8+98N	12+58W	5475015	478183	1785	040°	-50°	300.23
02SL-06	13+81N	16+38W	5475270	477628	1555	040°	-50°	89.61

Holes 02GM-10 extension and 02GM-46 to 50 and 02GM-56 were drilled to cross the intrusive-volcanic contact. Holes 02GM-51 to 53 were drilled along section 2+00N to test the southern extension of the discovery area mineralization. Holes 02GM-54 and 55 were drilled on L16+00N to test the strike extent of mineralization previously drilled in this area. Holes 02GM-57 and 58 were drilled to test the Cat Showing. Holes 02GM-59 and 60 were drilled along strike to the south of the Cat Showing. Holes 02GM-61 to 64 were drilled along a section centred on 20+00N to test the northern extension of the discovery area mineralization.

All the holes and section lines listed below are from the Gold Mountain Zone. In order to better evaluate the Gold Mountain Zone mineralization, all holes drilled to date (2001 and 2002) have been sorted and tabulated along section lines from north to south. Section lines extend from 20+00N to 2+00N, for a distance of 1.8 kilometres. Distance between section lines range from 15 to 200 metres and the number of holes collared along each section line ranges from one to fourteen. The holes that have been bolded are those drilled during the Kinross partnership.

20+00N – Holes **02GM-61, 62, 63, 64**
18+00N – Holes 01GM-15, 17
16+00N – Holes 01GM-13, 18, 22, **02GM-54, 55**
14+00N – Hole 01GM-12
13+00N – Holes 01GM-27, **02GM-50, 57, 58**
12+00N – Hole 01GM-11
11+50N – Holes 01GM-45, **56**
11+15N – Hole 01GM-25
11+00N – Holes 01GM-01, 02, 03, 04, 05, 08, 09, 10, 23, 24, 29, 33, 34, **02GM-10ext, 59**
10+85N – Holes 01GM-26, 02GM-36, 37, 39, 40, 41, R02GM-02, 03
10+70N – Holes 02GM-28, 02GM-30, 31, 32, 35, 38, 42, R02GM-01, 04
10+50N – Hole 01GM-06
10+20N – Holes 02GM-43, 44
9+00N – Holes 01GM-20, **02GM-46**

8+00N – Holes 01GM-07, 14, **60**
7+00N – Hole **02GM-49**
6+00N – Hole **02GM-48**
5+00N – Hole **02GM-47**
4+00N – Holes 01GM-16, 19, 21
2+00N – Holes **02GM-51, 52, 53**

Gold assay results for each section line show the widespread nature of the gold mineralization throughout the Gold Mountain Zone. Many of the drill holes contain one or more 2 metre intercepts of high grade gold mineralization surrounded by 100 metres or more of lower grade gold values. Often the entire drill hole will average >0.3 g/t gold, indicating that the low grade halo is open in two or more directions. Of the 62 holes drilled and completely sampled in the Gold Mountain Zone, 43 of them (collared between L6N and L21N) averaged >0.3 g/t gold over their entire lengths. Five holes in the GM series (02GM-57 to 61) were drilled over the Cat/Shaft trend and all of these holes averaged <0.3 g/t gold with narrower elevated intervals.

A summary of results for the Gold Mountain Zone drill sections are given below with section lines listed from north to south:

SECTION 20+00N – best hole is 02GM-62, its entire length of 130.16 metres averages 0.68 g/t gold, including **83.32 metres averaging 1.0 g/t gold**, including 2.03 metres of 34.44 g/t gold.

SECTION 16+00N – best hole is 01GM-18, its entire length of 180.74 metres averages 0.33 g/t gold, including 39.77 metres averaging 0.63 g/t gold, including **22.00 metres averaging 1.04 g/t gold**.

SECTION 14+00N – single hole on this section is 01GM-12, which had 160 metres that averages 0.31 g/t gold, including 6.0 metres of 1.08 g/t gold.

SECTION 13+00N – best hole on this section is 02GM-58, which had 30 metres that averages 0.33 g/t gold, including 8.0 metres of 0.61 g/t gold.

SECTION 12+00N – single hole on this section is 01GM-11, its entire length of 347.47 metres averages 0.37 g/t gold, including 68 metres of 0.60 g/t and 58.49 metres of 0.63 g/t gold, including **22 metres of 1.03 g/t and 24 metres of 1.03 g/t gold**. Also included are 0.64 metres of 10.92 g/t gold and 2 metres of 5.90 g/t gold.

SECTION 11+50N – best hole is 02GM-45, its entire length of 162.94 metres averages 0.33 g/t gold, including 63.55 metres of 0.63 g/t gold, including **36 metres of 1.02 g/t gold**.

SECTION 11+15N – single hole on this section is 01GM-25, its entire length of 182.57 metres averages 0.36 g/t gold, including 15.93 metres of 0.60 g/t and 40.0 metres of 0.60 g/t gold, including **8.0 metres of 1.03 g/t gold**.

SECTION 11+00N – 12 holes along this section gave significant gold intersections.

- Hole 01GM-01 entire length of 130.45 metres averages 0.95 g/t gold, including **106.0 metres of 1.16 g/t gold**, including 2 metres of 8.13 g/t gold.
- Hole 01GM-02 entire length of 131.61 metres averages 0.92 g/t gold, including **119.0 metres of 1.00 g/t gold**, including 2 metres of 12.92 g/t gold.
- Hole 01GM-03 entire length of **116.05 metres averages 1.87 g/t gold**, including 1.23 metres of 240.10 g/t gold and 2 metres of 29.84 g/t gold.
- Hole 01GM-04 entire length of 263.61 metres averages 0.63 g/t gold, including **116.0 metres of 1.01 g/t gold**, including 2 metres of 16.34 g/t and 2 metres of 7.38 g/t and 2 metres of 6.04 g/t gold.
- Hole 01GM-05 entire length of 162.08 metres averages 0.95 g/t gold, including **152.0 metres of 1.03 g/t gold**, including 2 metres of 8.28 g/t gold and 2 metres of 12.07 g/t gold.

- Hole 01GM-08 entire length of 207.56 metres averages 0.92 g/t gold, including **186.0 metres of 1.01 g/t gold**, including 2 metres of 13.82 g/t gold and 2 metres of 8.37 g/t gold and 2 metres of 172.10 g/t gold.
- Hole 01GM-09 entire length of 292.30 metres averages 0.46 g/t gold, including 159.96 metres of 0.61 g/t gold, including **60.0 metres of 1.05 g/t gold**, including 2 metres of 10.74 g/t gold.
- Hole 01GM-10 and 02GM-10ext combined length of 352.34 metres averages 0.47 g/t gold, including 173.73 metres of 0.68 g/t gold, including **25.0 metres of 1.01 g/t and 90.0 metres of 1.04 g/t gold**, including 1 metre of 32.36 g/t gold and 1 metre of 10.65 g/t and 2 metres of 6.54 g/t gold.
- Hole 01GM-23 entire length of 89.92 metres averages 0.63 g/t gold, including **52.0 metres of 1.01 g/t gold**, including 2 metres of 6.83 g/t gold.
- Hole 02GM-24 entire length of 88.04 metres averages 0.52 g/t gold, including **28.0 metres of 1.04 g/t gold**.
- Hole 02GM-33 entire length of **95.40 metres averages 1.52 g/t gold**, including 1 metre of 8.70 g/t gold, 1 metre of 14.02 g/t gold, 1 metre of 22.06 g/t gold, 1 metre of 33.87 g/t gold and 2 metres of 10.28 g/t gold.
- Hole 02GM-34 entire length of 188.97 metres averages 0.58 g/t gold, including **60.0 metres of 1.00 g/t gold**, including 2 metres of 7.48 g/t gold.

SECTION 10+85N – 8 holes along this section returned significant widths of gold mineralization.

- Hole 01GM-26 entire length of 173.44 metres averages 0.80 g/t gold, including **66.04 metres of 1.00 g/t gold and 56.0 metres of 1.05 g/t gold**.
- Hole 02GM-36 entire length of 199.15 metres averages 0.49 g/t gold, including 109.65 metres of 0.63 g/t gold, including **31.0 metres of 1.02 g/t gold**.
- Hole 02GM-37 entire length of 173.74 metres averages 0.80 g/t gold, including **125.0 metres of 1.00 g/t gold**, including 2 metres of 7.03 g/t gold.
- Hole 02GM-39 entire length of **131.0 metres averages 1.23 g/t gold**, including 2 metres of 16.69 g/t gold and 2 metres of 7.91 g/t gold.
- Hole 02GM-40 entire length of **104.90 metres averages 1.41 g/t gold**, including 2 metres of 8.92 g/t gold and 1.84 metres of 7.12 g/t gold.
- Hole 02GM-41 entire length of 324.83 metres averages 0.41 g/t gold, including 116.76 metres of 0.65 g/t gold, including **40.76 metres of 1.00 g/t gold**.
- Hole R02GM-02 entire length of 170.0 metres averages 0.55 g/t gold, including 136.0 metres of 0.63 g/t gold, including **36.0 metres of 1.02 g/t gold**.
- Hole R02GM-03 entire length of **74.67 metres averages 1.22 g/t gold**, including 1.52 metres of 8.11 g/t, 1.52 metres of 7.22 g/t and 1.52 metres of 6.76 g/t gold.

SECTION 10+70N – 8 holes along this section line gave significant widths of gold mineralization.

- Hole 01GM-28 entire length of 181.0 metres averages 0.92 g/t gold, including **156.95 metres of 1.02 g/t gold**, including 2 metres of 7.61 g/t and 1.83 metres of 18.72 g/t and 1.52 metres of 13.49 g/t and 2 metres of 7.34 g/t gold.
- Hole 02GM-30 entire length of 176.18 metres averages 0.79 g/t gold, including **100.0 metres of 1.00 g/t gold**, including 2 metres 8.21 g/t and 2 metres of 9.48 g/t and 2 metres of 6.00 g/t gold.
- Hole 02GM-31 entire length **of 73.0 metres averages 1.04 g/t gold**.
- Hole 02GM-32 entire length of 67.36 metres averages 0.46 g/t gold, including 19.43 metres of 0.66 g/t gold.
- Hole 02GM-35 entire length of 198.33 metres averages 0.50 g/t gold, including 101.0 metres of 0.68 g/t gold, including **40.0 metres of 1.03 g/t gold**, including 2 metres of 15.03 g/t gold.
- Hole 02GM-38 entire length of 128.48 metres averages 0.65 g/t gold, including **19.0 metres of 1.08 g/t gold and 22.0 metres of 1.00 g/t gold**.

- Hole R02GM-04 entire length of 57.91 metres averages 0.72 g/t gold, including **25.91 metres of 1.04 g/t gold**.
- Hole 02GM-42 entire length of 246.12 metres averages 0.84 g/t gold, including **179.0 metres of 1.03 g/t gold**, including 2 metres of 18.21 g/t, 2 metres of 11.74 g/t, 2 metres of 8.49 g/t and 2 metres of 11.25 g/t gold.

SECTION 10+50N – single hole along this section 01GM-06 entire length of 127.83 metres averages 0.62 g/t gold, including **12 metres of 1.01 g/t and 41 metres of 1.02 g/t gold**, including 2 metres of 9.08 g/t gold.

SECTION 10+20N – two holes along this section averaged significant gold intersections. Hole 02GM-43 entire length of 191.08 metres averages 0.36 g/t gold, including 75.0 metres of 0.60 g/t gold, including **26.0 metres of 1.02 g/t gold**, including 2 metres of 9.34 g/t gold. Hole 02GM-44 entire length of 121.31 metres averages 0.46 g/t gold, including 45.0 metres of 0.65 g/t gold, including **14.0 metres of 1.02 g/t gold**.

SECTION 9+00N – best hole along this section 01GM-20 entire length of 176.48 metres averages 0.40 g/t gold, including 74.0 metres of 0.66 g/t and 20.0 metres of 0.62 g/t gold, including **47.44 metres of 1.03 g/t and 10.0 metres of 1.03 g/t gold**, including 2 metres of 15.56 g/t gold.

SECTION 8+00N – best hole along this section is 01GM-07, its entire length of 139.36 metres averages 0.36 g/t gold, including 50.0 metres of 0.66 g/t gold, including **22.0 metres of 1.04 g/t gold**.

SECTION 7+00N – single hole along this section is 02GM-49, its entire length of 137.16 metres averages 0.43 g/t gold, including 42.10 metres of 0.68 g/t and 28.0 metres of 0.62 g/t gold, including **10.10 metres of 1.00 g/t and 16.0 metres of 1.01 g/t gold**.

SECTION 6+00N – single hole along this section is 02GM-48, its entire length of 186.54 metres averages 0.34 g/t gold, including 75.0 metres of 0.64 g/t gold, including **43.0 metres of 1.01 g/t gold**.

SECTION 5+00N – single hole along this section is 02GM-47, it contains a 50.94 metre interval that averages 0.35 g/t gold and a 10.05 metre interval that averages 0.35 g/t gold.

SECTION 4+00N – best hole along this section is 01GM-19, that contains an interval of 111.56 metres that averages 0.31 g/t gold, including 16.0 metres of 0.63 g/t gold, including 6.0 metres of 1.05 g/t gold.

SECTION 2+00N – best hole along this section is 02GM-53, it contains a 186.0 metre interval that averages 0.35 g/t gold, including 83.30 metres of 0.64 g/t gold, including **47.0 metres of 1.02 g/t gold**, including 4 metres of 5.37 g/t gold, including 2 metres of 11.82 g/t and 2 metres of 6.18 g/t gold.

Late in 2002, after compiling the plotted drill sections with the airborne magnetic survey results a corridor was identified lying west of the Gold Mountain Zone discovery area. This corridor contains a broad total field magnetic low signature, but within the broad low are narrow high magnetic features. These narrow magnetic highs correlate with higher grade gold drill intercepts in the three holes that crossed this magnetic corridor. The following table shows high grade gold intersections from drilling throughout the Gold Mountain Zone. The three holes (01GM-20, 02GM-53 and 02GM-62) that crossed the magnetic corridor have been highlighted.

TABLE VI

GOLD MOUNTAIN ZONE
HIGH GRADE GOLD INTERSECTIONS

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-02	54.00	56.00	2.00	**12.92**
01GM-03	48.77	50.00	1.23	**240.07**
	74.00	76.00	2.00	**29.84**
01GM-04	84.00	86.00	2.00	**16.34**
01GM-05	136.00	138.00	2.00	**12.07**
01GM-06	130.00	132.00	2.00	**18.86**
01GM-08	50.00	52.00	2.00	**13.82**
	204.00	206.00	2.00	**172.10**
01GM-09	242.00	244.00	2.00	**10.74**
02GM-10ext	256.00	258.00	2.00	**17.66**
	306.80	307.80	1.00	**10.65**
01GM-11	171.51	172.15	0.64	**10.92**
01GM-20*	64.00	66.00	2.00	**15.56**
02GM-28	48.00	51.35	3.35	**16.35**
02GM-33	9.00	13.00	4.00	**19.66**
	62.00	64.00	2.00	**10.28**
02GM-35	117.00	119.00	2.00	**5.03**
02GM-39	30.00	32.00	2.00	**16.69**
02GM-42	83.00	85.00	2.00	**18.21**
	121.00	123.03	2.03	**11.74**
	205.00	207.00	2.00	**11.25**
02GM-53*	122.00	124.00	2.00	**11.82**
02GM-62*	80.97	83.00	2.03	**34.44**

*** magnetic corridor**

By plotting drill sections, it can be concluded that the gold mineralization (most notably the higher grade) in the Gold Mountain Zone has come in along vertical (or near vertical) structures. These same structures are seen to host a series of mafic dykes that often trend sub-parallel and adjacent to the higher grade gold mineralization. Where gold intercepts seen in the drill sections appear to be dipping closer to the regional trend (50-60°), it is assumed that the mineralization has in fact strayed from its original vertical "shoot" and spread out along the foliation in areas of weakness. One of the most notable of these areas of weakness is along the intrusive-volcanic contact.

South Gold, Great Western and Starlight Zones

In fall of 2002, four diamond drill holes were put in at approximately 100 metre spacings across the central portion of the South Gold Zone. These holes were collared from 90+00N to 93+00N, and were drilled toward grid east in order to cross coincident gold geochemical and induced polarization resistivity anomalies.

In 2002, six drill holes were put in over the Great Western Zone. Holes 02GW-01 to 04 were designed to drill under historic workings, hole 02GW-05 was drilled to test an area with abundant parallel quartz veinlets in outcrop, and hole 02GW-06 was drilled to test a strong coincident gold soil geochemistry and high chargeability anomaly. Holes 02GW-01 to 05 were entirely within the Silver King intrusive unit, and hole 02GW-06 was in the Elise Volcanics.

In 2001, a single hole was put in across the Cariboo workings located at the south end of the Starlight Trend. The Cariboo vein in this drill hole returned 2.46 g/t gold over 2.14 metres. In 2002, six additional holes were put in along the Starlight Trend. Three holes were put in over the Starlight workings (holes 02SL-01 to 02SL-

03), one across the Victoria-Jessie workings (hole 02SL-06) and one hole on either side of the Daylight-Berlin workings (holes 02SL-04 and 02SL-05).

Gold assay results from diamond drilling in the South Gold, Great Western and Starlight Zones can be seen in Table VII, below.

TABLE VII

GOLD ASSAY RESULTS FROM DIAMOND DRILLING SOUTH GOLD, GREAT WESTERN AND STARLIGHT ZONES

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
SOUTH GOLD				
02SG-01	254.00	255.00	1.00	5.13 (VG)
02SG-03	44.00	46.00	2.00	1.19
	194.26	196.10	1.84	1.17
02SG-04	7.79	90.00	82.21	0.87
Including	53.00	54.00	1.00	3.40
	54.00	56.00	2.00	12.63
	56.00	58.00	2.00	5.93
GREAT WESTERN				
02GW-01	32.00	34.00	2.00	1.23
	52.00	54.00	2.00	1.10
	80.00	82.00	2.00	2.32 (VG)
02GW-02	61.48	62.48	1.00	0.99
	111.00	112.00	1.00	4.22
	123.00	124.00	1.00	2.16
02GW-03	108.00	109.00	1.00	1.74
	110.00	111.00	1.00	1.36
	126.00	127.00	1.00	1.85
	127.00	128.00	1.00	1.20
	128.00	130.00	2.00	1.34
	134.00	135.00	1.00	1.19
02GW-04	43.00	43.50	0.50	12.69 (VG)
	44.00	45.00	1.00	0.98
	48.00	50.00	2.00	1.35
	60.00	61.05	1.05	2.57
	78.00	79.00	1.00	2.86
	79.00	80.00	1.00	1.21
02GW-05	67.00	69.00	2.00	1.25
02GW-06	122.70	124.00	1.30	2.14
STARLIGHT				
02SL-01	14.81	15.09	0.28	30.37
	17.00	17.48	0.48	4.80
02SL-02	81.00	97.00	16.00	0.82
Including	89.00	91.00	2.00	3.00 (VG)
	95.00	97.00	2.00	1.22
02SL-03	78.00	96.00	18.00	1.39
Including	94.00	96.00	2.00	10.96 (VG)
02SL-04	33.00	37.00	4.00	2.71
Including	33.00	35.00	2.00	4.05
02SL-06	39.00	40.00	1.00	2.57

In the South Gold Zone, hole 02SG-01 had a one metre interval from 254 to 255 metres depth that ran 5.13 g/t gold and contained a 2.5 centimetre foliated quartz veinlet that exhibited visible gold. The visible gold specks appeared to be foliated within the veinlet indicating an early mineralizing event.

In drill holes 02SG-03 and 02SG-04 the widespread gold content increases. In hole 02SG-03 from 38 to 223 metres, where sampled, the core averaged 0.20 to 0.29 g/t gold, with two 2 metre sample intervals running better than 1 g/t gold. Hole 02SG-04 was the best South Gold Zone hole from the current program, showing the most consistent zone of elevated gold mineralization from the top of the hole to about 120 metres depth. This zone averaged 0.67 g/t gold (or 0.87 g/t gold up to 90 metres depth), and contained a rusty, broken, pyritic section with higher gold grades. Over 5 metres this section averaged 8.10 g/t gold and contained a 2 metre interval that assayed 12.63 g/t gold. Interestingly, elevated copper and silver values also occur in holes 02SG-03 and 02SG-04. In the area of better gold mineralization in hole 02SG-04, copper values tend to range from 500 to 1100 ppm and silver values from 1 to 8 ppm.

In summary, the South Gold Zone gold mineralization (along with copper and silver) from drill core assays, increases and becomes more widespread toward grid south. The gold grades from hole 02SG-04 are similar to those encountered in the Gold Mountain Zone discovery area, although the South Gold Zone drilling lies entirely within the Elise volcanic package. The high grade mineralization occurs in a rusty, pyritic, broken section of core while the lower grade halo appears to be related to silica/potassium alteration.

In the Great Western Zone, holes 02GW-01 to 02GW-04 were positioned to cross the historical A through D vein systems. The azimuths of these holes are roughly parallel to the regional foliation trend, as the veins strike perpendicular to the regional foliation. The historic workings are collapsed and could not be mapped from surface, but it was anticipated that each of the drill holes would intersect a main vein within variably altered intrusive rock. This was not the case, in fact several small quartz-sulphide veins were intersected in each hole. These veins generally range in width from <1 to 10 centimetres. Ratio of quartz to sulphide was highly variable in the veins.

These initial four drill holes in the Great Western Zone returned widths of elevated gold mineralization, not unlike that in the Gold Mountain Zone discovery area. However, the intrusive rock in these holes appears more strongly foliated, sericitic and soft as compared with the hard, siliceous and Kflooded rock at the Gold Mountain Zone. Samples were taken at 1 to 2 metre intervals and each hole had samples that ran >1 g/t gold with the best intervals being 4.22 g/t gold over 1.0 metre in hole 02GW-02 and 12.69 g/t gold over 0.50 metres in hole 02GW-04. Narrow quartz-sulphide veinlets were observed in intervals with elevated gold values.

Also of interest in these four drill holes were a number of lamprophyre dykes, often with elevated gold values adjacent to the dyke (for example the 12.69 g/t gold sample from hole 02GW-04 was immediately adjacent to a dyke). The orientation of the dykes are not known as they are recessive and do not outcrop, but they appear to follow structures that are mineralized.

Hole 02GW-06 was very different from the holes described above, as it was located south of the main Great Western Zone, on the western side of the volcanic-intrusive contact. The entire hole is in strongly foliated volcanic rock that varies from chlorite to sericite schist. Pyrite is abundant in the foliated volcanic. A section of quartz-pyrite stockwork within a silicified zone in the volcanic assayed 2.14 g/t gold over 1.3 metres.

In general, broad widths of gold mineralization in the Great Western Zone are associated with areas of increased quartz and quartz-sulphide veining or adjacent to lamprophyre dykes within the Silver King intrusive. Both the veins and the dykes are readily visible in core.

Drilling along the Starlight Trend has shown that elevated gold values are generally confined to the vein network that hosts the historic workings. Holes 02SL-01 to 02SL-03 were located near the Starlight workings. Hole 02SL-01 intersected the main Starlight vein from 14.81 to 15.09 metres and assayed 30.37 g/t gold and

140.8 g/t silver. A second parallel vein (or splay off from the main vein) assayed 4.80 g/t gold and 3.9 g/t silver over 0.48 metres. In hole 02SL-02, the main Starlight vein assayed 0.74 g/t gold and 9.1 g/t silver over 0.55 metres. Due to the pinch and swell nature of the Starlight vein, it was not intersected in the third hole. All gold mineralization is confined to the 50 metre section located between the dykes, with the highest grade narrow veins at the top and the broader stockwork zone toward the bottom.

Hole 02SL-03, has similar dykes as seen in holes 02SL-01 and 02SL-02, and once again gold is confined to the section between the dykes. The highest gold assay in this hole is from the VG bearing 2 metre intercept of 10.96 g/t gold.

The stockwork zone, intersected in the three Starlight holes, is nearly 50 metres in width and was discussed in historical documents as averaging 3 g/t gold across its width (Sultan's assay results do not confirm this). The stockwork consists of quartz-carbonate-pyrite-chalcopyrite-magnetite veinlets from 1 to 10 centimetres in width that trend either parallel to foliation (and parallel to the main vein) or are warpy foliated veins cutting the foliation. In hole 02SL-02, visible gold was identified in a vein trending parallel to foliation. This vein assayed 3.00 g/t gold and 6.6 g/t silver over 2.0 metres. In hole 02SL-03 coarse visible gold was found in a 2.5 centimetre foliated vein trending at a low angle to core axis. This section of core assayed 10.96 g/t gold and 1.4 g/t silver over 2.0 metres. The widest interval of elevated gold values in the stockwork zone was in hole 02SL-02 from 81 to 97 metres (a 16 metre width) which averages 0.82 g/t gold.

Holes 02SL-04 and 02SL-05 were drilled along strike to the south and north of the historic Daylight-Berlin workings. Several small quartz veins were intersected in hole 02SL-04, but the main vein system was not intersected in either drill hole. Of interest in these two holes is the alteration and sulphide mineralization found in the volcanic rocks. The strongly foliated volcanics contain broad zones of banded magnetite or pyrite +/- chalcopyrite within bleached, strongly sericitized volcanics. Sections of this mineralization style resemble volcanogenic massive sulphide alterations. The best interval of this banded mineralization was observed in hole 02SL-04 and assayed 4.05 g/t gold, 2.2 g/t silver and 0.12% copper over 2.0 metres.

The final drill hole, 02SL-06 was drilled under the historic Victoria adit. The main vein was intersected from 39.00 to 40.00 metres and assayed 2.57 g/t gold and 1.9 g/t silver.

In general, the Starlight Trend contains a gold and silver bearing vein system surrounded by lower grade stockwork mineralization hosted within a strong northwest trending shear structure. The main vein has the potential to host gold mineralization of economic size and grade, but its pinch and swell nature and inconsistent gold values (possibly due to the coarse nature of the free gold grains) make systematic exploration difficult.

Sampling And Analyses

Sample preparation procedures used by Sultan follow standard industry practice and professional guidelines. For surface rock and soil sample collection methods see the section titled "EXPLORATION". For drill core, after logging the core was split using a standard manual core splitter or for some intervals by using a diamond saw. One half of the core was then placed in a labelled sample bag and the second half returned to the core box with its location marked with the same assay tag number.

Due to the nature of the gold mineralization, split core assays for the entire hole lengths were done for all holes drilled by Sultan. Sample intervals were generally 2 metres unless lithological changes warranted different interval widths.

The core to be assayed was shipped by trucking company from site directly to ACME Labs Ltd. in Vancouver, BC. All sample preparation was done at the laboratory by ACME staff.

In the laboratory, core samples were initially jaw crushed and two 250 gram sub samples were riffle split out of the original sample. One of the sub samples was further crushed to –200 mesh, sieved and fire assayed for gold and analysed for 30 additional elements by the ICP method. The second sub-sample was retained by Sultan for duplicate and check assaying. One sample in 10 was given a random assay tag number and resubmitted to ACME Labs Ltd. and approximately one sample in 20 was submitted to Chemex Labs Ltd. of North Vancouver, for comparison.

In general, the check assays from both ACME Labs and Chemex Labs compare very well with the original assays. For drill holes 01GM-01 to 01GM-04 the average for all check assays from ACME came back 0.04 g/t less than the originals and from Chemex 0.07 g/t less than the originals. For holes 01GM-05 to 01GM-07 the average for all check assay from ACME came back 0.26 g/t less than the originals and from Chemex 0.74 g/t higher than the originals. The main discrepancy in the Chemex check was from sample 01GM-06 at 130 - 132 metres where coarse visible gold was seen in the core prior to sampling. The coarse gold obviously caused a "nugget effect" in the sample results, therefore this discrepancy is not believed to be laboratory error. For holes 01GM-09 to 01GM-18 the average for all check assays from Chemex came back 0.02 g/t less than the originals.

Data included herein has been predominantly generated by the Company during the past 2 years exploration programs. As well, a portion of the data used was generated by several exploration companies that have worked the property previously. All data is stored in Sultan's office in Vancouver and in a site office located in Salmo, British Columbia. There appears to be no reason to doubt the accuracy or veracity of the considerable amount of geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams.

Documentation of prior exploration work, primarily by Noramco and Lacana, shows that this work was carried out to a good standard of competency and completion. Paper records such as assay sheets and drill logs, geophysical maps and geological sections are property archived and readily available for inspection. Drill core from prior exploration programs is well stored on site in an orderly way, and new core drilled by Sultan is stored in a secure facility in Salmo, British Columbia. Assayed sections of the core have been split and retained in properly marked core boxes. It is easy to refer to a drilled and assayed intercept in a report or cross section and view the same core interval in the box at either of the storage sites.

In the field, grid lines and drill collars are easily identified. All drill collar locations have been surveyed by GPS unit, as have several specific points along the grid lines.

Mineral Processing And Metallurgical Testing

Several major international mining companies have expressed interest in the project and have visited the property. The companies have all taken independent samples for analysis and two have requested core samples for metallurgical studies. Results of a metallurgical study completed by one of these companies on the Gold Mountain Zone can be summarized as follows:

- Two composite samples prepared from two separate 8 metre continuous intervals from diamond drill hole 01GM-02 were used in the preliminary metallurgical study.
- The composites contained 1.15-2.87 g Au/t and about 1.50 g Au/t. (Repeat assays varied widely due to the presence of coarse free gold.)
- The composites also contained 2.5-2.6% sulfide sulfur corresponding to approximately 5% pyrite.
- Bottle roll cyanidation and CIL test results showed that the gold in these two composites was not refractory and they were cyanide leachable to the extend of 92 to 97% in 24 hours.
- Gravity test results, involving passing a 100% minus 48 mesh particle size across a Gemeni table and hand panning the concentrates, gave gold recoveries of 36.1 to 43.2%

A core sample from the upper portion of drill hole 01GM-03 was independently taken for metallurgical testing by a second major international gold mining company. The sample was crushed to minus ½inches and gold recoveries were investigated by preliminary agitated cyanidation leach testing (bottle roll) by McClelland Laboratories Inc. of Sparks, Nevada. As with the previous report, this study shows good gold recoveries from the Gold Mountain Zone mineralization. The results of the study are tabulated below:

TABLE VIII

Overall Metallurgical Results, Bottle Roll Test,

Sample 01GM03-31-48, P_{80}1/2" Feed Size

Metallurgical Results	**01GM03-31-48**
Extraction: pct. Total Au	P_{80}1/2"
In 2 hours	20.4
In 6 hours	29.6
In 24 hours	42.1
In 48 hours	49.6
In 72 hours	52.5
In 96 hours	57.1
Extracted, ozAu/ton ore	0.016
Tail Assay, ozAu/ton[1)]	0.012
Calculated Head, ozAu/ton ore	0.028
Assayed Head, ozAu/ton ore[2)]	0.027
NaCN Consumed, lb/ton ore	0.15
Lime Added, lb/ton ore	3.2
Final pH	11.0
Natural pH (40% solids)	7.8
Ag Extracted, ozAg/ton ore	0.01
Ag Tail, ozAg/ton ore[1)]	<0.03
Ag Calculated Head, ozAg/ton ore[2)]	<0.04
Ag Recovery, percent	>25

Metallurgical Results	01GM03-31-48
Ag Assayed Head, ozAg/ton ore[1]	0.38

1) Average of triplicate tail assays

2) Single head assay

The results of this second metallurgical study confirm that the sample is amenable to cyanidation treatment at the ½inch feed size. McLelland Laboratories conclude that "a linear extrapolation of extraction between 24 and 96 hours (avg. 5.0%/24 hours) indicates that a gold recovery of over 70 percent could be achieved with 72 hours additional leaching". The results also confirm that good gold recoveries can be achieved with only minimal cyanide consumption.

Recommendations for Exploration

A two phase exploration program is recommended for the Kena Property in 2003. Phase I will include detailed geological mapping and ground magnetometer surveying, followed by trenching in the South Gold and Starlight Zones and diamond drilling in the Gold Mountain, South Gold and Great Western Zones. Also, Phase I will include preliminary detailed work including 2 diamond drill holes on each of two additional gold targets, the Tough Nut and Euphrates, that have not previously been worked by Sultan. Total cost for the Phase I program is estimated to be $1.12 million.

The Phase II drill program is contingent upon results of the Phase I program. Phase II will consist of grid and/or infill drilling in areas with sufficiently encouraging results from the Phase I program. Estimated cost for Phase II is $3.0 million.

Jersey and Emerald Properties, Salmo, British Columbia

In October of 1993, the Company entered into an option agreement to purchase a 100% interest in the Jersey Claim Group near Salmo, British Columbia, for consideration of 200,000 shares of the Company and cash payments totalling $43,389. The claims overlie the former Jersey lead-zinc and Emerald tungsten mines operated by Placer Dome from 1947 to 1972.

The Company's interest in the Jersey and Emerald properties is subject to a 3% NSR, which can be reduced to 1.5% by making additional cash and share payments totalling $500,000 and 50,000 shares on completion of a positive feasibility study. In October 2000 an amendment to the agreement extended the start of the royalty payments to 2004. In consideration, 200,000 common shares were issued to the royalty holders.

The optioned property is comprised of 28 crown granted mineral claims, 4 two-post claims and 80 mineral units in the Nelson Mining Division. The property has since been expanded by staking, optioning and purchasing additional claims and now includes 47 crown granted mineral claims, 60 two-post claims and 278 mineral units in 15 four-post claims encompassing approximately 8,000 hectares.

Location and Access

The Jersey Emerald property is located in southeastern British Columbia at latitude 49°06'N and longitude 117°13'W (NTS 82F/3), 10 kilometres southeast of the community of Salmo. The claims cover an area of approximately 4,000 hectares between the Salmo River on the west and the top of Nevada Mountain on the east, and are bounded by Hidden Creek on the north and the South Salmo River on the south. Year round gravel roads and power lines cross the property and water is plentiful. Underground workings of the historic Jersey and Dodger deposits are in excellent condition allowing for future underground access with little rehabilitation.

History and Previous Work

The earliest record of exploration in the area dates back to 1895 when gossanous areas on the south side of Iron Mountain attracted the attention of prospectors. The area was initially explored for gold and the 1896 Minister of Mines Report states that assays as high as 100 g/t (3.5 oz/t) gold were obtained. Continued prospecting discovered lead mineralization on the Emerald claims and shipments were made beginning in 1910. In 1938 tungsten and molybdenite mineralization was discovered in skarn bands at the site of the long abandoned gold workings. In 1942 and 1943 the government put the Emerald Tungsten Mine into production to serve the war effort. The mine then remained inactive until 1947 when Canadian Exploration Ltd. (now Placer Dome) purchased the property. Tungsten production recommenced in 1947 and lead-zinc production in 1949. Tungsten production of 1.6 million tons grading 0.76% tungsten was produced from the Emerald, Feeney, Invincible and Dodger deposits. Lead-zinc production of 8.4 million tons grading 1.95% lead and 3.83% zinc was produced from the Jersey and Emerald deposits.

The Emerald property remained inactive from 1973 when the mine closed until 1993 when the Company optioned the property.

From 1994 to 1997, the Company explored the stratabound gold horizon that was discovered lying between the previously mined lead-zinc and tungsten ore bodies. Diamond drilling along this zone returned several important gold intersections, however the overall size and grades were deemed to be uneconomic at current conditions. During the gold exploration program, the Lower Jersey horizon lead-zinc mineralization was identified. Several drill holes crossed this horizon and inconsistent lead-zinc values were obtained.

In 1996 and 1998, soil geochemical surveys south of the main Jersey-Emerald mine area defined the Wilson Creek Zone. In 1999, the Company completed detailed geological mapping and geophysical surveys over the Wilson Creek Zone and found that the soil anomaly lies entirely within black argillaceous shales leading the Company's geologists to believe it may have potential for important stratabound (sedex-style) zinc mineralization. A magnetic survey run over the central portion of the soil anomaly defined zones of high magnetic response coincident with the higher portions of the geochemical anomaly. Detailed geological mapping confirmed the presence of bedded pyrrhotite-pyrite mineralization in the area of high magnetics. Three test lines of gravity survey were run across the soil anomaly. The lines gave elevated gravity responses coincident with high zinc-barium geochemistry and high magnetic readings.

Regional Geology

The Jersey and Emerald properties lie near the south end of the Kootenay Arc and are underlain by rocks of the Cambrian Laib Formation and the Ordovician Active Formation. The Laib Formation is comprised of mixed carbonates and pelites that have been subdivided into the Truman Member brown argillites, the Emerald Member black argillites and the Reeves Member limestones.

The eastern part of the property has historically been mapped as a much younger (Ordovician) Active Formation argillite, however recent work by the Company indicates that the contact may in fact be conformable and that the Active Formation appears to be geochemically identical to the Laib Formation Emerald Member black argillites. Three Cretaceous granitic stocks intrude the Jersey mine rocks.

Economic Geology

Four distinct deposit types occur on the Jersey and Emerald properties. These are carbonate-hosted lead-zinc (Irish style massive sulphide), tungsten skarn, sedex type zinc-silver-copper, and intrusive related gold-bismuth-tungsten mineralization.

Lower Jersey Horizon (Carbonate-hosted lead-zinc)

The historic Jersey and Emerald lead-zinc deposits occur in dolomite horizons within the Reeves limestone unit. In 1995, diamond drilling encountered a second lead-zinc bearing dolomite horizon located 55 metres below the Jersey mine horizon. Research of Placer Dome's drill logs and sections uncovered several drill intersections, which penetrated this Lower Jersey dolomite horizon, sometimes containing significant lead-zinc values. This horizon appears to underlie the entire Jersey Mine area.

In late 1996 the Company optioned the Tungsten King ground located along Lost Creek about one kilometre south of the Jersey mine. Banded lead-zinc mineralization in dolomite outcrops on the Tungsten King ground and it is believed to be a surface expression of the Lower Jersey horizon. Still farther south, across Lost Creek, lie the Truman Hill and Trillion showings, which also exhibit good carbonate hosted lead-zinc mineralization. This is believed to be the southern-most extent of the Lower Jersey horizon.

Emerald Tungsten (Tungsten Skarn)

Sultan's Jersey Emerald Property contains the historic Emerald, Feeney and Dodger Tungsten Mines. This property was the largest tungsten producer in British Columbia and the second largest in Canada. With the recent increase in tungsten prices, the Company is re-evaluating the tungsten potential of this property. Diamond drill data and reserve calculations obtained from the previous property owner (Canadian Exploration Ltd. – now Placer Dome) have been digitally compiled to allow computer modeling of the data.

Wilson Creek Anomaly (Sedex zinc-silver-copper)

Soil sampling in 1997 discovered this large, very strong zinc, silver, copper and barium soil anomaly located south of Lost Creek in the Ordovician Active Formation. The anomaly lies within unaltered black argillaceous shales. Minor limey interbeds occur in the vicinity of the anomaly. The soil anomaly trends from northeast to southwest for 2,700 metres and exhibits higher metal values than the geochemical response over the former Jersey Mine. The highest zinc values occur throughout the eastern half of the grid area, with about half of the samples being greater than 1,000-ppm zinc. Near the centre of this area, several stations give results from 3,000 to greater than 5,000-ppm zinc. Associated with the zinc soil anomaly are coincident silver and copper anomalies ranging up to 5.6 ppm silver and 609 ppm copper. Several barite values of greater than 2,000 ppm also occur in this area. (These are considered significant since only partial barium extraction was obtained by Aqua-Regia leach).

Surface prospecting in the vicinity of the Wilson Creek anomaly has found banded sulphide mineralization consisting of pyrrhotite, pyrite with traces of chalcopyrite and red/brown sphalerite in fresh black argillite.

Emerald, Jersey and Dodger Stocks (intrusive related gold-bismuth-tungsten)

The Cretaceous Emerald, Jersey and Dodger granitic stocks (probably related to a single intrusive body at depth) host sheeted quartz veins of the Fort Knox style. In places these veins contain minor pyrite, pyrrhotite, native bismuth, arsenopyrite and molybdenite. The best examples of the sheeted vein systems can be seen in the vicinity of the historic Invincible and Dodger Tungsten mines. To date, these vein systems have not been evaluated for their gold potential.

The Bismuth Gold Zone, drilled by the Company in 1994 to 1997, lies along the east and west margins of the Jersey Mine, located stratigraphically between the Jersey lead-zinc workings and the Emerald and Dodger tungsten workings. On the east margin an average 10-metre wide mineralized band runs for a distance of 1,900 metres, and on the west a 1 metre wide band has been traced for 600 metres. These mineralized bands contain pyrrhotite and/or pyrite with variable amounts of arsenopyrite and bismuth in a quartz-rich gangue.

The Bismuth Gold Zone mineralization appears to have combination of vein and skarn styles, and is somewhat similar to Pogo-type mineralization, but occurring much higher in the mineralizing system. Gold values up to 28 g/t over a 1-metre sample width occur in this zone, however the average grade over the entire zone is 2.5 g/t gold.

During the course of the 1994-1997 drill programs, Placer Dome's drill logs in the vicinity of the Bismuth Zone were examined and drill core dating from the 1940s to 1960s was located and sampled for gold and silver by the Company.

Northwest of the Jersey Mine are the historic Leroy gold workings, which consist of quartz-veins with native bismuth and locally good gold values. This zone was tested with two drill holes in 1996 but results proved erratic and inconclusive.

Future Work

Follow up work consisting of trenching, chip sampling and diamond drilling is recommended for the Emerald Tungsten and Wilson Creek Zones. The Company is presently seeking a joint venture partner to assist with further exploration and development of these exploration targets.

4.4 Issuers with Oil and Gas Operations

N/A

5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information Form

Five Year Comparative Data

The following table sets out selected financial information for the last five completed financial years of the Company:

	2002 ($)	2001 ($)	2000 ($)	1999 ($)	1998 ($)
Interest and sundry income	6,804	7,901	4,367	3,486	2,786
Project operator overhead recovery	83,124	--	--	--	--
Expenses					
Write-down of mineral properties	18,324	--	--	80,929	125,933
Total expenses	377,516	223,552	128,082	234,625	355,674
Loss for the year	287,588	215,651	123,715	231,139	352,888
Loss per share	0.01	0.01	0.01	0.02	0.03
Loss per share fully diluted	0.01	0.01	0.01	0.02	0.03
Total assets	4,833,756	4,542,206	2,257,707	1,952,945	1,824,446
Total liabilities	246,534	102,782	87,964	30,763	32,863
Future income taxes	--	628,665	--	--	--
Share capital	12,117,977	11,073,678	9,217,011	8,845,735	8,483,997
Contributed surplus	19,752	--	--	--	--
Deficit	7,550,507	7,262,919	7,047,268	6,923,553	6,692,414
Dividends declared	NIL	NIL	NIL	NIL	NIL

Two-Year Comparative Data by Quarter

The following table sets out selected financial information for the four quarters in fiscal 2002:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	983	1,364	2,154	2,303
Project operator overhead recovery	77,897	5,227	--	--
Expenses				
Write-off of mineral property	18,324	--	--	--
Total expenses	83,302	82,434	135,057	76,723
Loss for the period	4,422	75,843	132,903	74,420
Total assets	4,833,756	4,570,872	4,530,707	4,505,656
Total liabilities	246,534	114,072	72,204	105,527
Future income taxes	--	628,665	628,665	628,665
Share capital	12,117,977	11,354,468	11,280,328	11,108,803
Contributed surplus	19,752	19,752	19,752	--
Deficit	7,550,507	7,546,085	7,470,242	7,337,339

The following table sets out selected financial information for the four quarters in fiscal 2001:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	4,219	1,577	1,700	405
Expenses	117,575	16,065	57,578	32,334
Total expenses	117,575	16,065	57,578	32,334
Loss for the period	113,356	14,488	55,878	31,929
Total assets	4,542,206	3,096,495	2,448,933	2,255,590
Total liabilities	102,782	55,503	72,984	29,223
Future income taxes	628,665	--	--	--
Share capital	11,073,678	10,223,562	9,511,024	9,305,564
Deficit	7,262,919	7,182,570	7,135,075	7,079,197

5.2 Dividends

There are no restrictions that could prevent the Company from paying dividends, however, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends as it anticipates that all available funds will be invested to finance the growth of the Company.

6 MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Management's Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2002, is set out at pages 9 to 11, inclusive, of the Company's 2002 Annual Report filed via SEDAR on May 20, 2003, under BC Form 51-901F, and is incorporated herein by reference.

7 MARKET FOR SECURITIES

7.1 Market for Securities

The Company's common shares are listed and posted for trading on the TSX Venture Exchange under the symbol SUL.

8 DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Name, Office Held and Municipality of Residence	Director or Officer Since	Principal Occupation for The Previous Five Years
Frank A. Lang, P. Eng. Chairman and Director West Vancouver British Columbia Canada	June 15, 1989	Chairman of the Company, Honorary Chairman of Aurizon Mines Ltd., President and Director of Cream Minerals Ltd., Chairman and director and president to 2002 of ValGold Resources Ltd. and Emgold Mining Corporation, Director and/or Officer of other natural resource companies.
Arthur Troup,(1) P.Eng. President and Chief Executive Officer, West Vancouver British Columbia Canada	June 15, 1989	President and Chief Executive Officer of the Company, Vice President, Exploration - Emgold Mining Corporation, ValGold Resources Ltd. and Cream Minerals Ltd.
Sargent H. Berner (1) Director Vancouver, British Columbia, Canada	June 27, 1996	Partner of DuMoulin Black, Barristers & Solicitors
Benjamin Ainsworth,(1) P.Eng. Director Vancouver, British Columbia Canada	June 15, 1989	Consulting Geological Engineer Director and/or officer of other natural resource companies
Shannon M. Ross,(2) C.A., Chief Financial Officer and Corporate Secretary Burnaby, British Columbia Canada	January 31, 2000	Chief Financial Officer and Corporate Secretary of the Company since January 2000; Controller and Corporate Secretary, Dia Met Minerals Ltd., January to July 1999; Controller, Hunter Dickinson Group of companies, 1996 to 1999

(1) Member of the audit committee.

(2) Officer Only

There is no executive committee.

The directors of the Company are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at April 30, 2003, the directors and officers of the Company as a group, beneficially own, directly or indirectly, or exercise control or direction over 6,487,420 common shares or 17.27% of the voting common shares of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, who is, or within the last 10 years before the date of this AIF, was a director or officer of any issuer which, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, that have:

(a) been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such person has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts of Interest

Until June 30, 2001, the Company received administrative services from Lang Mining Corporation ("Lang Mining"), a private company of which Frank A. Lang is the President, a Director and a major shareholder, and reimbursed Lang Mining on a cost plus 15% basis. The Company also paid Lang Mining a monthly management fee of $2,500.

Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various individuals, partnerships and corporate entities currently sharing office space with the Company.

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such a participation or such terms.

To the knowledge of management there are no existing or potential conflicts of interest between the Company, any subsidiary of the Company and a director or officer of the Company, except as disclosed herein.

9 ADDITIONAL INFORMATION

The information contained in this Annual Information Form is as at April 30, 2003, unless otherwise stated. The Company's management proxy circular for its annual and extraordinary general meeting of shareholders to be held on June 19, 2003, contains further information, including information relating to directors' and officers' remuneration, principal holders of voting securities, options to purchase securities and interest of insiders in material transactions. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. The Audited Annual Financial Statements are set out at pages 12 to 28 inclusive, of the 2002 Annual Report, filed via SEDAR on May 20, 2003. The applicable sections of those documents are incorporated herein by reference.

The Company will provide to any person, upon written request to the Secretary of the Company, c/o Sultan Minerals Inc., Suite 1400, 570 Granville Street, Vancouver B.C. Canada V6C 3P1, copies of the following documents:

(i) One copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) One copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company issued subsequent to the financial statements for its most recently completed financial year;

(iii) One copy of the information circular of the Company in respect of its most recent annual meeting of the shareholders that involved the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; and

At any other time, one copy of any other documents referred to in paragraphs (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for the most recent annual meeting of the shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.


SULTAN MINERALS

SULTAN MINERALS INC. **SUL-TSX Venture Exchange**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

May 30, 2003

British Columbia Securities Commission **VIA SEDAR**
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB, Canada T2P 3C4

Dear Sirs:

Re: Quarterly Report for the Period Ended March 31, 2003

Today, Sultan Minerals Inc. (the "Company") mailed the following material to shareholders appearing on the Company's supplemental mailing list:

1. BC Form 51-901F for the period ended March 31, 2003; and
2. Consolidated Financial Statements for the period ended March 31, 2003.

Sincerely,

"RODRIGO A. ROMO"

Rodrigo A. Romo
Legal Assistant
for **SULTAN MINERALS INC.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-4741